Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of May 3, 2010

among

HG INVESTORS LLC,

IGLOO MERGER CORPORATION

and

INTERACTIVE DATA CORPORATION

i

(continued)

(continued)

(continued)

		Page
8.10	Expenses	57

8.11	Non-Survival of Representations, Warranties and Agreements	57

8.12	Incorporation of Exhibits and Schedules	57

8.13	Limited Recourse	57

8.14	Exclusive Jurisdiction	57

8.15	Counterparts	58

8.16	Amendments	58

8.17	Waiver	58

8.18	Certain Definitions	58

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of May 3, 2010 (this “Agreement”) among HG INVESTORS LLC, a Delaware limited liability company (the “Parent”), IGLOO MERGER CORPORATION, a Delaware corporation and a direct wholly-owned subsidiary of the Parent (“Merger Sub”), and INTERACTIVE DATA CORPORATION, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, a special committee of independent directors (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors”), at a meeting duly called and held, unanimously has (i) determined that this Agreement, the Merger (as defined below) and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the stockholders of the Company (other than the Stockholder and its Affiliates) and (ii) resolved to recommend to the Board of Directors that it approve and declare advisable this Agreement and the other transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, the Board of Directors, at a meeting duly called and held, unanimously has (i) determined that this Agreement, the Merger (as defined below) and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger and the other transactions contemplated by this Agreement, (iii) declared this Agreement advisable, and (iv) resolved to recommend authorization and adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Boards of Managers of the Parent and the Board of Directors of Merger Sub, at meetings duly called and held, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Parent and Merger Sub to enter into this Agreement, Pearson DBC Holdings Inc., a Delaware corporation (the “Stockholder”), and Pearson plc, a public limited company organized under the laws of England and Wales, have executed and delivered a voting agreement (the “Voting Agreement”) pursuant to which, immediately following the execution and delivery of this Agreement, the Stockholder will execute and deliver a written consent in favor of the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Silver Lake Partners III, L.P., a Delaware limited partnership, Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, and Warburg Pincus X Partners, L.P., a Delaware limited partnership (collectively, the “Guarantors”), have each executed and delivered a limited guarantee in the favor of the Company (collectively, the “Limited Guarantees”) pursuant to which the Guarantors are guaranteeing certain obligations of the Parent and Merger Sub in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Closing. Subject to the satisfaction or waiver of the conditions in Article VI, the consummation of the Merger (the “Closing”) will take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, at 10:00 a.m. New York City time, on the later of (a) on the second Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VI, (other than any conditions that by their nature are to be satisfied at the Closing) and (b) the earlier of (i) a date during the Marketing Period to be specified by Parent on no fewer than two Business Days’ notice to the Company and (ii) the final day of the Marketing Period, or such other place and time or on such other date as the Parent and the Company may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, on or prior to the Closing Date, the Company will duly execute and file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger will become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as the Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the date and time the Merger becomes effective, the “Effective Time”).

1.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the DGCL.

1.5 Certificate of Incorporation. The certificate of incorporation of the Company will be restated as a result of the Merger, at the Effective Time, to read in its entirety as set forth on Exhibit A, until thereafter amended in accordance with such certificate of incorporation and applicable Law.

1.6 Bylaws. At the Effective Time, the bylaws of the Surviving Corporation shall be amended in their entirety to be in the form of Exhibit B, until thereafter amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws and applicable Law.

1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

1.8 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent, Merger Sub, any holder of any capital stock of the Company or any other Person:

(a) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to $33.86 (the “Merger Consideration”), whereupon such shares of Common Stock will cease to exist and no longer be outstanding, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.4.

(b) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into one fully paid and non-assessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(c) Cancellation of Excluded Shares. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (i) that is owned by the Company as treasury stock or (ii) that is owned by the Parent or Merger Sub (collectively, the “Excluded Shares”) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any wholly owned Subsidiary of the Company will automatically be converted into one fully paid and non-assessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(d) Company Stock Options; Company Restricted Stock Awards; Company Deferred Stock Units. As soon as practicable following the date of this Agreement, the Board of Directors (or, if appropriate, any committee thereof administering the Company Equity Incentive Plans) shall adopt such resolutions and take such other actions (including adopting any plan amendments) as are required to provide that, except as otherwise provided in Section 2.1(e) or as agreed between the Parent and any holder thereof: (i) each then-outstanding Company Stock Option granted under any Company Equity Incentive Plan, whether or not exercisable, shall be cancelled immediately prior to the Effective Time in exchange for payment of an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and (B) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option (for the avoidance of doubt, each holder of a Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration shall not be entitled to receive any payment with respect to such Company Stock Options); (ii) each then-outstanding Company Restricted Stock Award granted under any Company Equity Incentive Plan shall be cancelled immediately prior to the Effective Time in exchange for payment of an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, and (B) the Merger Consideration; and (iii) each then outstanding Company Deferred Stock Unit heretofore granted under any Company Equity Incentive Plan shall be cancelled immediately prior to the Effective Time in exchange for payment of an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such Company Deferred Stock Unit immediately prior to the Effective Time, and (B) the Merger Consideration. All such cash payments to be paid pursuant to the immediately preceding clauses (i) through (iii) shall be referred to herein as the “Equity Incentive Amounts”. Any Equity Incentive Amounts shall be paid by the Surviving Corporation promptly following the Effective Time through the payroll of the Surviving Corporation in accordance with Section 2.4(d). In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Deferred Stock Units, Company Restricted Stock Awards and Company Stock Options, the Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

(e) Prior to the Effective Time, the Company shall take all necessary actions to provide that, with respect to the ESPP and the SAYE, (i) on and after the date hereof no new offering period may be initiated and no new payroll deduction authorizations may be given effect and (ii) with respect to any offering period currently underway, no participant will be entitled to increase his or her rate of contributions. Prior to the Effective Time, the Company shall take all necessary actions to provide that, each option to purchase shares of Company Common Stock held by participants under the ESPP will be automatically exercised on the earlier of the day before the Closing Date or the last day of such offering period, unless the participant withdraws from the ESPP prior to such date, and any remaining cash held in a participant’s account under the ESPP after such date shall be distributed to such participant as soon as practicable. With respect to options to purchase shares of Company Common Stock held by participants under the SAYE, the Company will cooperate with the Parent in determining an appropriate course of action, with the intent to treat such options in a manner similar to the treatment of options outstanding under the ESPP.

2.2 Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Common Stock that are outstanding immediately prior to the Effective Time and that are held by any stockholder who is entitled to demand and properly demands appraisal for such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the Merger Consideration as provided for in Section 2.1. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262. At the Effective Time, the Dissenting Shares shall no longer be outstanding, and each holder of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, all Dissenting Shares held by any stockholder who shall have failed to perfect, withdrawn or lost such stockholder’s rights to appraisal of such Dissenting Shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration in the manner provided in Section 2.1.

(b) The Company shall give the Parent (i) prompt notice of any demands received by the Company for appraisal of any shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL, and the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.3 Withholding Rights. The Surviving Corporation and its Subsidiaries, Parent and the Paying Agent will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Surviving Corporation or its Subsidiaries, Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so deducted and withheld by the Surviving Corporation or its Subsidiaries, Parent or the Paying Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation or its Subsidiaries, Parent or the Paying Agent (as applicable).

2.4 Payment and Exchange of Certificates.

(a) Paying Agent; Payment Fund. Prior to the Effective Time, the Company will designate a bank or trust company (which bank or trust company will be reasonably acceptable to the Parent) to act as agent (the “Paying Agent”) to receive the funds to which stockholders of the Company will become entitled pursuant to Section 2.1(a), and the Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and the Parent, for the payment of the Merger Consideration. At the Effective Time, the Parent shall deposit, or cause to be deposited, with the Paying Agent for the benefit of the stockholders of the Company an amount of cash equal to the product of (i) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) and (ii) the Merger Consideration (the “Payment Fund”). The Payment Fund shall not be used for any purpose except as set forth herein. The Payment Fund will be invested by the Paying Agent as directed by the Parent; provided, however, that such investments must be (x) in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, (y) in commercial paper obligations rated A-1 or P-1 or better by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or (z) in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise). No such investment or losses thereon will affect the Merger Consideration payable under this Agreement, and the Parent will promptly provide, or will cause the Surviving Corporation promptly to provide, additional funds to the Paying Agent for the benefit of the former stockholders of the Company in the amount of any such losses.

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time (but in any event no later than two Business Days after the Closing Date), the Surviving Corporation will cause the Paying Agent to mail to each record holder of, as of the Effective Time, (i) an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Common Stock (the “Certificates”) or (ii) shares of Common Stock represented by book-entry (the “Book-Entry Shares”): (A) a form of letter of transmittal for use in effecting the surrender of Certificates or, in the case of Book-Entry Shares, the surrender of such shares of Common Stock (which will be in customary form reasonably agreed upon by the Parent and the Company prior to the Closing, and will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of such Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal); and (B) instructions for use in effecting the surrender of such Certificates or, in the case of Book-Entry Shares, the surrender of such shares of Common Stock for payment of the Merger Consideration therefor. Upon surrender of a Certificate or of Book-Entry Shares for cancellation to the Paying Agent together with such letter of transmittal, duly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the Paying Agent will pay from the Payment Fund to the holder of a Certificate or of Book-Entry Shares, or as otherwise directed in the letter of transmittal, the Merger Consideration for each share of Common Stock formerly evidenced by such Certificate or Book-Entry Share, and such Certificate or Book-Entry Share will forthwith be canceled. No interest will be paid or will accrue on the Merger Consideration payable in respect of any Certificate or Book-Entry Share. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition of payment that the Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment will have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or will have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Prior to the Effective Time, the Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (x) if the Closing occurs at or prior to 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (y) if the Closing occurs after 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(c) Termination of Payment Fund. Promptly following the end of the 12-month period beginning on the Closing Date, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds in the Payment Fund which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not received the Merger Consideration therefor may surrender such Certificate or, in the case of Book-Entry Shares, such shares of Common Stock to the Surviving Corporation and, subject to abandoned property, escheat and other similar Laws, receive in consideration therefor the aggregate Merger Consideration that may be payable upon due surrender of the Certificates or, in the case of Book-Entry Shares, such shares of Common Stock held by them, without interest or dividends thereon.

(d) Payment of Equity Incentive Amounts. The Parent will take all actions necessary so that, at or after the Effective Time, upon delivery of a duly executed and completed letter of transmittal, in form and substance reasonably acceptable to the Parent and the Company (the “Option Letter of Transmittal”), to the Surviving Corporation, the Surviving Corporation shall pay or cause to be paid to each holder of Company Deferred Stock Units, Company Restricted Stock Awards and Company Stock Options granted under any Company Equity Incentive Plan the Equity Incentive Amounts to which such holder is entitled as determined in accordance with Section 2.1(d) through the Surviving Corporation’s or applicable Subsidiary’s payroll, unless alternative arrangements are specified by such holder in the Option Letter of Transmittal, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Deferred Stock Units, Company Restricted Stock Awards and Company Stock Options, the Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

(e) No Further Ownership Rights in Company Shares. The Merger Consideration paid upon the surrender of a Certificate or, in the case of Book-Entry Shares, such shares of Common Stock in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificate or Book-Entry Shares. At the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or, in the case of Book-Entry Shares, such shares of Common Stock are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they will be canceled and exchanged for the Merger Consideration as provided in this Article II.

(f) No Liability. To the fullest extent permitted by applicable Law, none of Merger Sub, the Company, the Surviving Corporation or the Paying Agent will be liable to any stockholders of the Company or other person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Payment Fund remaining unclaimed by stockholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, the Surviving Corporation or Paying Agent will, upon the receipt of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Surviving Corporation or Paying Agent, as the case may be, pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Common Stock previously evidenced by such lost, stolen or destroyed Certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the SEC Filings filed with the SEC prior to the date hereof (excluding any risk factor disclosures set forth under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking statement of risk that do not contain a reasonable level of detail about the risks of which the statement warn) or in the disclosure schedule delivered by the Company to the Parent prior to the execution of this Agreement and attached hereto (the “Disclosure Schedule”), it being understood and agreed that disclosure of any item in such SEC Filings or in any section or subsection of Article III of the Disclosure Schedule shall be deemed disclosure in all other sections or subsections if the relevance of such item to such sections or subsections is reasonably apparent, the Company represents and warrants to the Parent and Merger Sub as follows:

3.1 Qualification, Organization and Subsidiaries.

(a) Each of the Company and its Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent prior to the date hereof complete and correct copies of the certificate of incorporation and by-laws (or equivalent organizational and governing documents) of the Company and each non-wholly owned Subsidiary thereof.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, the jurisdiction of organization and the percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each such Subsidiary. All equity interests (including partnership interests and limited liability company interests) of such Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by the Company or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and restrictions imposed by applicable Law.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of the close of business on April 29, 2010: (i) 95,213,472 shares of Common Stock were issued and outstanding; (ii) zero shares of Common Stock were held in the treasury of the Company; (iii) no shares of Preferred Stock were issued and outstanding; and (iv) 6,000,000 shares of Common Stock were reserved for issuance pursuant to the Company’s 2009 Long-Term Incentive Plan (“2009 LTIP”). In addition, (A) 8,847,462 shares of Common Stock were subject to outstanding Company Stock Options (of which 7,657,387 were issued under the 2000 Long-Term Equity Plan (“2000 LTIP”), which terminated on February 22, 2010 and 1,190,075 were issued under the 2009 Long-Term Equity Plan, with the exercise price per share set forth in Section 3.2(a) of the Disclosure Schedule, (B) 619,986 shares of Common Stock were subject to outstanding Company Restricted Stock Awards (of which 343,980 were under the 2000 LTIP and 276,006 were under the 2009 LTIP), and (C) 11,804 shares of Common Stock were subject to outstanding Company Deferred Stock Units (all under the 2000 LTIP). With respect to the ESPP, the current offering period commenced on February 16, 2010, with the grant price equal to $24.99, and is scheduled to end on August 15, 2010 with payroll contribution elections in effect for an aggregate of $2,198,769 as of August 15, 2010 (assuming no payroll deduction elections in effect on March 31, 2010 will be amended and using Feb 28, 2010 currency exchange rates). As of the close of business on April 29, 2010, 122,854 shares of Common Stock were subject to outstanding options under the SAYE (assuming no bonus period payments or interest; converting monthly GBP contributions in effect as of April 1, 2010 to plan contributions by multiplying monthly contributions in effect on April 1, 2010 by thirty-six months; converting to US Dollars using the April 29, 2010 closing exchange rate of 1.52755; assuming all employees who were participating on April 1, 2010 continue to participate through the end of all offering periods; assuming the closing exchange rate on April 29, 2010 is the exchange rate in effect on the date of purchase; and for the 2007 SAYE plan that vested on April 1, 2010, subtracting any shares that were issued in April 2010). Other than as set forth in this Section 3.2(a), and the Broadcast International (“BI”) shares outstanding (of which there were 2,045 outstanding as of April 29, 2010 convertible into 2,074 IDCO common stock at a ratio of 1.01408 shares of IDCO stock common stock for each share of BI), as of April 29, 2010, there were no options, warrant or other rights to acquire capital stock of the Company. Since April 29, 2010, the Company has not issued any capital stock or other rights or securities exercisable, convertible into or exchangeable for capital stock, other than or pursuant to any equity awards or interests referred to above that were issued pursuant to the Company Equity Incentive Plans that were outstanding as of April 29, 2010.

(b) Except as set forth in Section 3.2(a) or Section 3.2(b) of the Disclosure Schedule, as of the date hereof, (i) each of the Company and its Subsidiaries does not have any shares of its capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other Person.

(c) Except as set forth in Section 3.2(c) of the Disclosure Schedule and for awards to acquire shares of Common Stock under any Company Equity Incentive Stock Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) Except as set forth in Section 3.2(d) of the Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, transfer or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries or granting any person the right to elect, or to designate or nominate for election, a director to the Board of Directors or any of its material Subsidiaries.

(e) Except as set forth in Section 3.2(e)(i) of the Disclosure Schedule, since January 1, 2010 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of any shares of capital stock or other equity interests of the Company, and other than the issuance of shares of Common Stock upon the exercise of Company Stock Options and as set forth in Section 3.2(e)(ii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any shares of capital stock or other equity interests of the Company or its Subsidiaries, and their respective boards of directors (or similar governing bodies) have not authorized any such actions.

(f) Neither the Company nor any of its Subsidiaries has or guarantees any outstanding indebtedness for borrowed money.

3.3 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to obtaining the affirmative vote (whether at a meeting or through written consent) in favor of adopting this Agreement of the holders of at least a majority of the outstanding shares of Common Stock of the Company (the “Stockholder Approval”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by the Board of Directors and, except for obtaining the Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. When executed and delivered by the Company, the execution, delivery and performance by the Company of each Ancillary Agreement to which it is party, and the consummation by it of the transactions contemplated thereby, will have been duly authorized by the Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of any such Ancillary Agreement or the consummation by it of the transactions contemplated thereby. This Agreement has been, and when executed and delivered, each of the Ancillary Agreements to which the Company is a party will be, duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. Upon receipt of the Merger Consent, the Stockholder Approval shall be obtained and no further approval or vote of the Company’s stockholders shall be required to approve and adopt this Agreement or the transactions contemplated hereby.

(b) The Special Committee, at a meeting duly called and held, unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the stockholders of the Company (other than the Stockholder and its Affiliates) and (ii) recommended to the Board of Directors that it approve and declare advisable this Agreement and the other transactions contemplated by this Agreement, including the Merger. The Board of Directors, at a meeting duly called and held, unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the stockholders of the Company, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) declared this Agreement advisable, and (iv) resolved to recommend authorization and adoption of this Agreement by the stockholders of the Company (collectively, the “Board Recommendation”).

(c) Goldman, Sachs & Co. has delivered to the Board of Directors, and Foros Securities LLC has delivered to the special committee of the Board of Directors, in each case, its opinion, dated as of the date of this Agreement (together, the “Fairness Opinions”), substantially to the effect that, as of such date and based on and subject to the assumptions, qualifications and limitations contained therein, the Merger Consideration to be received by the stockholders of the Company (other than Parent and any of its Affiliates) pursuant to this Agreement is fair to such stockholders from a financial point of view.

(d) The Stockholder Approval is the only vote of the holders of any class or series of the Company’s securities necessary to approve this Agreement and the Merger.

3.4 Noncontravention.

(a) Neither the execution and delivery of this Agreement or any other Ancillary Agreement to which the Company is a party nor the consummation of the Merger and the other transactions contemplated hereby or thereby will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the certificate of incorporation or bylaws (or equivalent organizational and governing documents) of the Company or any Subsidiary thereof, (ii) assuming compliance with the filing and notice requirements set forth in clauses (i) through (viii) of Section 3.4(b), violate any Law applicable to the Company or any of its Subsidiaries or (iii) except as set forth in Section 3.4(a) of the Disclosure Schedule, result in a breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any Material Contract to which the Company or any of its Subsidiaries is a party or (iv) result in the creation of any Lien (other than Permitted Liens) on any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of the immediately preceding clauses (ii), (iii) and (iv), to the extent that any such violation would not reasonably be expected to (A) have, individually or in the aggregate, a Material Adverse Effect or (B) prevent or materially delay the Company from performing its obligations under this Agreement or the Ancillary Agreements to which it is a party in any material respect.

(b) The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance thereof by the Company will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement and the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby (including the definitive information statement mailed to the stockholders of the Company and filed with the SEC (along with any amendments and supplements thereto, the “Information Statement”)), (ii) such filings as may be required under the rules and regulations of the New York Stock Exchange (the “NYSE”), including any applications for delisting of the Common Stock with the NYSE, (iii) such filings as may be required under the HSR Act, (iv) such filing with the European Commission of a merger notification in accordance with Council Regulation (EC) 139/2004, the E.C. Merger Regulation (the “ECMR”), (v) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR, (vi) such other filings as may be required under the Other Antitrust Laws, (vii) the filing and recordation of appropriate merger or other documents as required by the DGCL and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Certificate of Merger), (viii) the filings set forth in Section 3.4(b) of the Disclosure Schedule and (ix) such other Orders, Permits, filings and notifications which if not obtained or made would not reasonably be expected to (A) have, individually or in the aggregate, a Material Adverse Effect or (B) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect.

3.5 SEC Filings and Financial Statements.

(a) Since December 31, 2007, the Company and each of its Subsidiaries that is required to do so has filed or furnished all forms, documents and reports required to be filed or furnished with the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, the “SEC Filings”). Except as set forth in Section 3.5(a) of the Disclosure Schedule, (i) each of the SEC Filings, in each case as of its filing date, or, if amended, as finally amended prior to the date of this Agreement (with respect to those SEC Filings filed prior to the date hereof) or prior to the Closing Date (with respect to those SEC Filings filed after the date hereof), has complied or, if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (ii) none of the SEC Filings, when filed as finally amended prior to the date hereof (with respect to those SEC Filings filed prior to the date hereof) or prior to the Closing Date (with respect to those SEC Filings filed after the date hereof) contained or, if not yet filed or furnished, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except for the Advisory Entity, none of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the SEC Filings.

(b) The condensed consolidated financial statements (including the related notes and schedules) included in the SEC Filings have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and, on that basis, fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows and changes in stockholder’s equity of the Company and its Subsidiaries as of the indicated dates and for the indicated periods (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of notes).

(c) There exist no Liabilities of any nature of the Company or any of its Subsidiaries, whether accrued, absolute, contingent or threatened, other than (i) Liabilities that are adequately reflected, reserved for or disclosed in the Company’s consolidated financial statements set forth in the Company’s Form 10-K filed with the SEC for the year ended December 31, 2009 as filed with the SEC prior to the date of this Agreement, (ii) Liabilities incurred in the ordinary course of business of the Company and its Subsidiaries since December 31, 2009, (iii) Liabilities incurred in connection with this Agreement and the Ancillary Agreements to which it is a party and the performance of the transactions contemplated by this Agreement and the Ancillary Agreements, or (iv) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.6 Internal Controls and Procedures. Except as set forth in Section 3.6 of the Disclosure Schedule, (a) the Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and (b) the Company has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(b) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding disclosure and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2008, neither the Company nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or its Subsidiary has engaged in questionable accounting or auditing practices. Since December 31, 2008, subject to any applicable grace periods, the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (B) the applicable listing and corporate governance rules and regulations of the NYSE, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Taxes. Except as set forth in Section 3.7 of the Disclosure Schedule:

(a) All material Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed, and each such Tax Return reflects the Company’s or such Subsidiary’s Liability for Taxes and is otherwise complete and accurate in all material respects. All material amounts of Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in their financial statements in accordance with GAAP. The Company and each of its Subsidiaries has made adequate provision in their financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable.

(b) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in respect of any Taxes. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable or contested in good faith by appropriate proceedings and adequately reserved for in the latest audited financial statements included in the SEC Filings.

(c) The Company and each of its Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement or any material Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes), (ii) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), (iii) is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return, (iv) has any Liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract (other than customary Tax indemnifications contained in commercial agreements the primary purpose of which does not relate to Taxes), (v) will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as a result of (A) a change in method of accounting occurring prior to the Closing Date, (B) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (C) a prepaid amount received, or paid, prior to the Closing Date or (D) deferred gains arising prior to the Closing Date, (vi) has engaged in any listed transaction described in Treasury Regulation § 1.6011-4(b)(2) or (vii) has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction (except for any claims that would not reasonably be expected to be material).

3.8 Compliance with Laws; Orders; Permits; Litigation.

(a) Except as set forth in Section 3.8(a) of the Disclosure Schedule, the Company and each of its Subsidiaries are and have been since December 31, 2008 in compliance with all Laws, Orders and Permits to which the Company or such Subsidiary is subject, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No representation or warranty shall be deemed to be made in this Section 3.8(a) in respect of the matters referenced in Sections 3.6, 3.7, 3.13 and 3.15.

(b) Except as set forth in Section 3.8(b) of the Disclosure Schedule, the (i) Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits that are necessary for it to own or lease its properties and assets and conduct its business as presently conducted, and (ii) all such Permits are in full force and effect, in each case except where such failure to own, hold, possess or lawfully use such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as set forth in Section 3.8(c)(i) of the Disclosure Schedule, as of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (i) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (ii) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.8(c)(ii) of the Disclosure Schedule, there is no Order imposed upon the Company or any of its Subsidiaries, or any of their respective assets or properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9 Real and Personal Properties. Each of the Company and its Subsidiaries does not own any real property and, except as set forth in Section 3.9 of the Disclosure Schedule and as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries: (a) has good and valid title to all the personal properties and assets reflected on the latest audited balance sheet included in the SEC Filings as being owned by the Company or one of its Subsidiaries or acquired after the date thereof which are, individually or in the aggregate, material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens (the “Company Personal Property”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the SEC Filings or acquired after the date thereof which are material to its business on a consolidated basis and is in possession of the properties purported to be leased thereunder.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Disclosure Schedule sets forth a list of all material Intellectual Property owned by the Company or any of its Subsidiaries that is registered, patented or subject to an application for registration or patent (including the record owner of each such item, the application and registration date, and the jurisdictions where such Company-Owned Intellectual Property is registered, patented or where applications have been filed, and all registration, patent or application numbers, as appropriate) (the “Company-Registered Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and as set forth on Section 3.10(b) of the Disclosure Schedule: (i) the Company and its Subsidiaries own, license or otherwise possess valid and enforceable rights to use all Intellectual Property necessary to the conduct of the business of the Company and its Subsidiaries as presently conducted; (ii) the Company and its Subsidiaries, in the aggregate, are the exclusive owners of all right, title and interest in and to the Company-Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens); (iii) the Company-Registered Intellectual Property is unexpired, subsisting and valid; (iv) no Actions are pending or, to the Knowledge of the Company, threatened that challenge the rights of the Company or any of its Subsidiaries in, or the validity or enforceability of the Company-Owned Intellectual Property, and neither the Company nor any of its Subsidiaries has since December 31, 2008 been or is subject to any Order that may affect such rights; (v) neither the use of the Company-Owned Intellectual Property as currently used by the Company or any of its Subsidiaries in the conduct of the Company’s business, nor the conduct of the business as presently conducted by the Company or any of its Subsidiaries, infringes, dilutes, misappropriates or otherwise violates in any material respect the Intellectual Property rights of any Person; (vi) to the Knowledge of the Company, no Company-Owned Intellectual Property is being infringed, diluted, misappropriated or otherwise violated by any Person, and no Actions by the Company or any of its Subsidiaries are pending against any third party in connection with any Company-Owned Intellectual Property; (vii) none of the Company or any of its Subsidiaries has since December 31, 2008 made a claim of a violation, infringement, misuse or misappropriation by any Person, of their rights to, or in connection with, any material Company-Owned Intellectual Property; (viii) neither the Company nor any of its Subsidiaries has incorporated any “open source”, “freeware”, “shareware” or other software code having similar license restrictions or distribution models in any material Company-owned software distributed by the Company or any of its Subsidiaries; and (ix) the Company and its Subsidiaries take commercially reasonable steps to protect the confidentiality and security of their software, databases, systems, networks and internet sites from any unauthorized use, access, interruption or modification by third parties, and neither the Company nor any of its Subsidiaries has since December 31, 2008 suffered a material security breach.

3.11 Absence of Certain Changes or Events. Except (a) as set forth in Section 3.11 of the Disclosure Schedule and (b) as expressly contemplated by this Agreement, since December 31, 2009, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course and (ii) there has not been any change, state of facts, event, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12 Contracts.

(a) Section 3.12(a) of the Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, other than this Agreement, the Ancillary Agreements being executed as of the date hereof, the Company Benefit Plans and the Policies (collectively with each Contract filed by the Company with the SEC as a material Contract pursuant to Item 601(b)(10) of Regulation S-K or as a “definitive material agreement” (as such term is defined in Item 1.01 of Form 8-K of the SEC under the Exchange Act), the “Material Contracts”):

(i) any Contract containing any right of any exclusivity in favor of the other parties thereto or any covenant limiting, in any respect, the ability of the Company or any of its Subsidiaries to engage in any line of business, compete with any person or in any geographic area or solicit the employees of another Person;

(ii) each Contract that creates, governs or controls a partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries;

(iii) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, letter of credit, mortgage or other evidence of indebtedness for borrowed money or agreement providing for indebtedness for borrowed money other than between the Company and any of its Subsidiaries or between any of the Subsidiaries of the Company;

(iv) each lease and sublease pursuant to which the Company or any of its Subsidiaries uses or holds any material property involving payments by or to the Company or any of its Subsidiaries of more than $500,000 on an annual basis;

(v)(A) each Contract entered into after January 1, 2009 or (B) each Contract (x) pursuant to which any material earn-out, deferred or contingent payment remains outstanding or (y) entered into on or after January 1, 2007 pursuant to which indemnification obligations (excluding indemnification obligations in respect of representations and warranties that survive indefinitely), in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement;

(vi) each Contract between the Company and any of its Affiliates (other than Contracts that may be cancelled without penalty by the Company or any Subsidiary thereof upon notice of 90 days or less);

(vii) each mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) on any material property or asset of the Company or any Subsidiary thereof;

(viii) each Contract containing restrictions with respect to payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(ix) each Contract that involves aggregate payments in any calendar year by the Company or any Subsidiary thereof of $5,000,000 or more, except for any such Contract that may be cancelled without material penalty by the Company or any Subsidiary thereof upon notice of 90 days or less; and

(x) each Contract that involves aggregate payments in any calendar year to the Company or any Subsidiary thereof of $10,000,000 or more.

(b)(i) All Material Contracts are in full force and effect and enforceable in accordance with their terms (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms), in each case, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Material Contract, in each case, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof.

3.13 Employee Benefits.

(a) Section 3.13(a) of the Disclosure Schedule includes a list of all Benefit Plans (i) maintained or contributed to by the Company or any of its Subsidiaries, other than a

Benefit Plan described in clause (ii) (such Benefit Plans and all amendments, modifications and supplements thereto, the “Company Benefit Plans”) and (ii) maintained or contributed to by an Affiliate of the Company (other than any of its Subsidiaries), available to and for the benefit of employees of the Company or any of its Subsidiaries (such Benefit Plans and all amendments, modifications and supplements thereto, the “Affiliate Benefit Plans” and, together with the Company Benefit Plans, the “Employee Benefit Plans”); provided, that the Company is not required to list employment agreements that are not otherwise required to be listed pursuant to Section 3.14 of the Agreement. The Company has delivered or made available to the Parent true, correct and complete copies (or, to the extent no such copy exists, an accurate description of the material terms thereof) of the following documents, with respect to each of the Employee Benefit Plans, to the extent applicable: (i) any plans, all amendments thereto and related funding arrangements or trust documents, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; and (iv) the most recent summary plan descriptions.

(b) No Employee Benefit Plan is a “multiemployer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA.

(c) Except as set forth in Section 3.13(c) of the Disclosure Schedule, each Employee Benefit Plan is in compliance with all applicable Laws, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as set forth in Section 3.13(d) of the Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) none of the Company or any of its Subsidiaries has received notice of and, to the Knowledge of the Company, there are no audits or investigations by any Governmental Entity with respect to, or other actions, claims, suits or other proceedings against or involving any Employee Benefit Plan or asserting rights or claims to benefits under any Employee Benefit Plan (other than routine claims for benefits payable in the normal course);

(ii) each Employee Benefit Plan intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service to such effect (or has submitted, and is awaiting receipt of a response, or is within the remedial amendment period for submitting an application for a determination letter with the Internal Revenue Service), and to the Knowledge of the Company, nothing has occurred with respect to the operation of the Employee Benefit Plans which could cause the loss of such qualification or exemption or the imposition of any Liability, penalty or tax under ERISA or the Code;

(iii) with respect to each Employee Benefit Plan: (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (B) there has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations thereunder which required a notice to the Pension Benefit Guaranty Corporation (the “PBGC”) which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute involuntary termination proceedings; (C) all premiums to the PBGC have been timely paid in full; (D) there has not been a partial termination; (E) no condition exists that would subject the Company or an Affiliate of the Company, either directly or by reason of their affiliation with any of their ERISA Affiliates, to any tax, fine, lien, penalty or other liability imposed by ERISA or the Code; and (F) none of the following events has occurred: (1) the filing of a notice of intent to terminate; (2) the treatment of an amendment as a termination under Section 4041 of ERISA; or (3) the commencement of proceedings by the PBGC to terminate such plan;

(iv) none of the Company, its Subsidiaries nor any of their respective ERISA Affiliates has incurred or reasonably expects to incur any Liability pursuant to Title I or Title IV of ERISA or any penalty, excise Tax or joint and several liability under the provisions of the Code relating to Employee Benefit Plans, whether contingent or otherwise;

(v) except to the extent required under Section 601 et. seq. of ERISA and Section 4980B of the Code, none of the Employee Benefit Plans provides for or promises medical, group health, disability or retiree life insurance benefits for a period following retirement or other termination of employment to any Company Service Provider;

(vi) no United Kingdom Subsidiary (A) provides or has at any time provided or promised to provide ex gratia pensions in respect of any person; or (B) participates in or contributes to any section of the PGPP offering defined benefits or has ever done so;

(vii) each of the United Kingdom Subsidiaries has duly complied with its obligations under the PGPP and has paid when due all amounts due to be paid to the PGPP;

(viii) the United Kingdom Pensions Regulator has not issued any financial support direction or contribution notice under sections 38 through 56 of the Pensions Act 2004 respectively against the Company or any Subsidiary or its or their directors; and

(ix) no employee of the Company or any of its Subsidiaries came to his or her employment as a result of the legislation in any Member State of the European Union which implements or has the effect of implementing the provisions of the Acquired Rights Directive 2001/23/EC (as amended).

(e) Except as set forth on Section 3.13(e) of the Disclosure Schedule, neither the execution of this Agreement or the consummation of the Merger and the other transactions contemplated hereby will constitute an event that, either alone or in conjunction with any other event, will or may result in: (i) any payment, acceleration, termination, forgiveness of indebtedness, vesting, distribution, increase in compensation or benefits or obligation to fund benefits with respect to any current or former employee or other personnel of the Company or any of its Subsidiaries; (ii) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans (other than this Agreement and the Ancillary Agreements); (iv) any amount failing to be deductible by reason of Section 280G of the Code; or (v) the provision of any reimbursement of excise Taxes under Section 4999 of the Code or any income Taxes under the Code.

3.14 Labor and Employment Matters. Section 3.14(a) of the Disclosure Schedule sets forth a list of all written employment agreements to which the Company or any of its Subsidiaries is a party that obligate the Company or any of its Subsidiaries to: (i) pay an annual base salary of $250,000 or more or (ii) provide for severance or change in control payments in an amount equal to or in excess of three (3) months of base salary. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Except as set forth on Section 3.14(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is (a) party to any collective bargaining agreement or other Contract or understanding with a labor union or organization or (b) obligated to inform or consult any works council with respect to the transactions contemplated by this Agreement. To the Knowledge of the Company, there are no organizational efforts by any labor organization or any group of employees with respect to the formation or recognition of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries.

3.15 Environmental. Except as set forth in Section 3.15 of the Disclosure Schedule, or for any matter that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each of its Subsidiaries are and since December 31, 2008 have been in compliance with all applicable Laws and Orders relating to protection of the environment or human health and safety (“Environmental Laws”), (b) the Company and each of its Subsidiaries possess and are and since December 31, 2008 have been in compliance with all Permits required under Environmental Law for the conduct of their respective operations and (c) there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of, or liability under or relating to, any Environmental Law.

3.16 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations (the “Policies”) provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, and (b) all of the Policies are in full force and effect and all premiums due and payable thereon from the Company have been paid in full. To the Knowledge of the Company, no insurance broker or carrier for the Policies has delivered a written notice that such broker or carrier for the Policies will not be willing or able to renew its existing coverage in any material respects under the Policies with respect to the Company and its Subsidiaries and their respective assets, properties and operations.

3.17 Information Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Information Statement will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will, at the time it is first filed with the SEC and first mailed to stockholders of the Company, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or on behalf of the Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Information Statement.

3.18 Brokers’ Fees. No broker, finder, financial advisor, investment banker or other similar Person (other than Goldman, Sachs & Co. and Foros Securities LLC) is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Subsidiaries. Prior to the date hereof, the Company has made available to the Parent a true and correct copy of the each engagement letter between the Company and its Subsidiaries, on the one hand, and Goldman, Sachs & Co. and Foros Securities LLC and any of their respective Affiliates, on the other hand.

3.19 Takeover Statutes Not Applicable. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from, and this Agreement, the Merger and the other transactions contemplated by this Agreement are exempt from, the requirements of any “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity or contained in the Company’s certificate of incorporation. The Company does not have in effect any stockholder rights plan, “poison pill” or similar plan or arrangement.

3.20 Investment Advisers Act. Interactive Data Pricing and Reference Data, Inc. (the “Advisory Entity”) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisory Entity has adopted a code of ethics including provisions requiring access persons to report personal securities transactions and holdings periodically (the “Code of Ethics”), which complies with Rule 204A-1 except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Prior to the date hereof, a copy of the Code of Ethics has been made available to the Parent. To the Knowledge of the Company, since December 31, 2008, there have been no violations or allegations of violations of such Codes of Ethics except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Advisory Entity has adopted written policies and procedures reasonably designed to prevent violation by the Advisory Entity and its supervised persons of the Advisers Act and the rules thereunder in compliance with Rule 206(4)-7 of the Advisers Act, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.21 Sufficiency. Immediately following the Effective Time, the tangible and intangible properties and assets of the Surviving Corporation and its Subsidiaries, together with any services provided for in the Transition Services Agreement and the Employee Benefits Separation Agreement, will constitute all of the tangible and intangible properties, rights and assets necessary for the conduct of the business of the Company and its Subsidiaries as conducted immediately prior to the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.22 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of the Parent, Merger Sub or any other person on behalf of the Parent or Merger Sub makes any other express or implied representation or warranty with respect to the Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

The Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1 Organization. The Parent is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2 Authorization. Each of the Parent and Merger Sub has the requisite legal power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Parent and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action, and no other action on the part of the Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement immediately after the execution and delivery of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub and compliance with the filing and notice requirements set forth in Sections 4.3(b)(i) through (iv)). When executed and delivered by each of the Parent and Merger Sub, the execution, delivery and performance by each of the Parent and Merger Sub of each Ancillary Agreement to which it is party, and the consummation by it of the transactions contemplated thereby, will have been duly authorized by all necessary action and no other corporate action on the part of the Parent or Merger Sub is necessary to authorize the execution and delivery by the Parent or Merger Sub of any such Ancillary Agreement or the consummation by it of the transactions contemplated thereby (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately following the execution and delivery of this Agreement). This Agreement has been, and when executed and delivered, each of the Ancillary Agreements to which the Parent and Merger Sub is a party will be, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Parent and Merger Sub enforceable against the Parent and Merger Sub in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

4.3 Noncontravention.

(a) Neither the execution and the delivery of this Agreement or any other Ancillary Agreement to which the Parent or Merger Sub is a party nor the consummation of the Merger and the other transactions contemplated by this Agreement, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the certificate of formation or limited liability company agreement (or comparable organization documents, as applicable) of the Parent or Merger Sub, (ii) assuming compliance with the filing and notice requirements set forth in Sections 4.3(b)(i) through (viii), violate any Law applicable to the Parent or Merger Sub on the date hereof, (iii) result in a breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any Contract to which the Parent or Merger Sub is a party or (iv) result in the creation of any Lien (other than a Permitted Lien) on an properties, rights or assets of the Parent or Merger Sub, except in the case of clauses (ii), (iii) or (iv) to the extent that any such violation would not reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by the Parent and Merger Sub and each Ancillary Agreement to which it is a party does not, and the performance thereof will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement and the Ancillary Agreements, the Merger and the other transactions contemplated by this Agreement (including the Information Statement), (ii) such filings required under the rules and regulations of the NYSE, (iii) such filings as may be required under the HSR Act, (iv) such filing with the European Commission of a merger notification in accordance with the ECMR, (v) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR, (vi) such other filings as may be required under the Other Antitrust Laws, (vii) the filing and recordation of appropriate merger or other documents as required by the DGCL (including the Certificate of Merger), (viii) the filings set forth in Section 3.4(b) of the Disclosure Schedule and (ix) such Orders, Permits, filings and notifications which if not obtained or made would not reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

4.4 Financing.

(a) The Parent has delivered to the Company true, complete and correct copies of: (i) the executed commitment letter, dated as of May 3, 2010 between Merger Sub, Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch, UBS Loan Finance LLC, UBS Securities LLC (the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch, UBS Loan Finance LLC, UBS Securities LLC have agreed to lend the amounts set forth therein (the

“Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement; and (ii) the executed equity commitment letter, dated as of May 3, 2010 among the Parent, Silver Lake Partners III, L.P., Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (collectively, the “Investors”) (the “Equity Financing Commitment” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest the cash amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which the Parent or Merger Sub is a party relating to any of the Financing Commitments that could affect the availability of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of the Parent, Merger Sub and, to the knowledge of the Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Financing Commitments. Assuming the accuracy of the representations and warranties set forth in Section 3.2 and performance by the Company of its obligations under this Agreement, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, in the aggregate and together with the available cash, cash equivalents and marketable securities of the Company, will be sufficient for the Parent and the Surviving Corporation to pay the aggregate Merger Consideration and to provide Interactive Data (Europe) Limited with sufficient funds to make the deposit into the Escrow Account of the amount of £53 million contemplated by the UK Pension Transitional Agreement, the amounts to be paid pursuant to Section 2.1(d) and all related fees and expenses. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by the Parent or Merger Sub under the Financing Commitments, and the Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to the Parent on the Closing Date. The Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments.

(b) Except as otherwise contemplated by Section 7.4(b), the obligations of the Parent and Merger Sub under this Agreement are not subject to any conditions regarding the Parent’s, Merger Sub’s, their respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

4.5 Litigation. As of the date hereof, there is no Action pending or, to the knowledge of the Parent or Merger Sub, threatened that challenges or seeks to enjoin, alter, prevent or materially delay the Merger.

4.6 Labor and Employment Matters. As of the date hereof, neither the Parent nor Merger Sub has: (a) entered into any employment agreement with any of the Company’s directors, officers or employees; (b) offered employment to any of the Company’s directors, officers or employees; (c) had discussions with any of the Company’s directors, officers or employees regarding employment after the Closing; or (d) sold, or offered to sell, any direct or indirect equity interest in the Company to any of the Company’s directors, officers or employees.

4.7 Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

4.8 Information Statement. None of the information supplied or to be supplied by or on behalf of the Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither the Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by or on behalf of the Company, its Subsidiaries or any of their respective representatives which is contained or incorporated by reference in the Information Statement.

4.9 Ownership of Common Stock. As of the date of this Agreement, except for the Voting Agreement that is being executed and delivered concurrently herewith, none of the Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Common Stock and none of the Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common stock except pursuant to this Agreement.

4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of the Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of the Parent as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

4.11 Brokers’ Fees. No broker, finder, financial advisor or investment banker is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Parent, Merger Sub or any of their respective Subsidiaries for which the Company could have any Liability prior to the Effective Time.

4.12 Solvency. Neither Parent nor Merger Sub is entering into this Agreement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement and the Financing Commitments, including the Financing, the payment of the Merger Consideration and the provision to Interactive Data (Europe) Limited of the funds required to be deposited into the Escrow Account pursuant to the Pensions Transitional Agreement and the making of such deposit by Interactive Data (Europe) Limited and any other repayment or refinancing of debt that may be contemplated in the Debt Financing Commitment, assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth in Article III and the performance by the Company of its obligations hereunder in all material respects, the Surviving Corporation and its Subsidiaries, taken as a whole, (a) as of such date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (b) shall not have, as of such date, unreasonably small capital to carry on its business in which it is engaged. For purposes of this definition, “not have, as of such date, unreasonably small capital to carry on its business in which it is engaged” means that the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.13 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, each of the Parent and Merger Sub acknowledges (a) that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to the Parent or Merger Sub in connection with the transactions contemplated by this Agreement and (b) that neither the Company nor any other person will have or be subject to any liability or indemnification obligation to the Parent, Merger Sub or any other person resulting from the distribution to the Parent or Merger Sub, or the Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Parent or Merger Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

5.1 Operation of the Company’s Business.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the consent in writing (including by email) of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated or expressly required by this Agreement, the Transition Services Agreement, the Employee Benefits Separation Agreement or the UK Pension Agreements, or (iv) as set forth in Section 5.1(a) of the Disclosure Schedule, the Company covenants and agrees with the Parent that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and to the extent consistent therewith, the Company will use commercially reasonable efforts to, and will cause each of its Subsidiaries to use commercially reasonable efforts to, preserve its present relationships with its material customers and suppliers and other significant business relationships and its employees.

(b) Subject to the exceptions set forth in clauses (i) through (iv) of Section 5.1(a), and without limiting the generality of Section 5.1(a), the Company agrees with the Parent that between the date hereof and the Effective Time or the Termination Date, as applicable, without the prior written consent (including by email) of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company:

(i) shall not, and shall cause its Subsidiaries not to, adopt any amendments to its certificate of incorporation or by-laws or similar applicable organization documents;

(ii) shall not declare, authorize, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or such Subsidiaries);

(iii) shall not split, combine or reclassify any of its capital stock or issue or grant or authorize or propose the issuance or grant of any of its capital stock or other securities or any option, warrant or other right to acquire or receive any such capital stock or other securities, except for issuances of Common Stock as required to be issued upon exercise or settlement of Company Stock Options, Company Restricted Stock Awards or Company Deferred Stock Units under any Company Equity Incentive Plan outstanding on the date hereof in accordance with the terms thereof in effect on the date hereof;

(iv) shall not, and shall cause its Subsidiaries not to, purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except in each case in connection with the exercise and settlement of outstanding awards as of the date hereof under the Company Equity Incentive Plans;

(v) shall not, and shall cause its Subsidiaries not to, incur, assume, guarantee or become obligated with respect to any indebtedness for borrowed money except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(vi) shall not, and shall cause its Subsidiaries not to, make any change in any method of Tax or financial accounting or make or change any material Tax election other than changes required by GAAP or applicable Law or regulatory requirements with respect thereto, file any material amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(vii) shall not, and shall cause its Subsidiaries not to, (A) adopt or amend, modify or terminate any Company Benefit Plan, (B) enter into any collective bargaining agreement with any labor organization or union, (C) enter into any employment or severance agreement or other similar agreement or arrangement (other than in the ordinary course of business to employees that are not directors or officers of the Company) or any change-in-control or other similar agreement or arrangement, (D) increase the rate of compensation or other benefits payable or provided to any current or former director, officer, employee or contractor of the Company or any of its Subsidiaries (each, a “Company Service Provider”), (E) grant any equity or equity-based awards, (F) make any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any Company Service Provider or any of its Subsidiaries except for payments that were already accrued prior to the date hereof, or (G) increase, or permit any Person to exercise any discretion to increase, the severance benefits payable to any Company Service Provider under any Employee Benefit Plan above the minimum required benefits thereunder; provided, however, that the Company or any of its Subsidiaries may (1) take any such action for Company Service Providers to the extent required under any existing Contracts or Company Benefit Plans, (2) adopt or amend any Company Benefit Plan if the cost to the Company and its Subsidiaries of providing benefits thereunder is not materially increased and (3) make the payments to certain members of management of the Company as described in Section 5.1(b)(vii) of the Disclosure Schedule;

(viii) shall not, and shall cause its Subsidiaries not to, (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any property or assets of any Person with a value in excess of $10 million in the aggregate, (B) make any investment in another entity (other than an entity that is a wholly owned Subsidiary of the Company as of the date hereof and other than incorporation of a wholly owned Subsidiary of the Company) with a value in excess of $10 million in the aggregate, (C) sell, lease, license, or otherwise dispose of or subject to any Lien (other than a Permitted Lien) any assets of the Company or any of its Subsidiaries with a value in excess of $10 million in the aggregate (except, in the case of the immediately preceding clauses (A) and (C), for acquisitions or dispositions pursuant to a Contract in effect as of the date hereof, a true and complete copy of which have been made available to Parent prior to the date hereof, and, solely in the case of the immediately preceding clause (C), for (1) sales and non-exclusive licenses of products and services of the Company and its Subsidiaries in the ordinary course of business, (2) dispositions of obsolete or worthless assets and (3) transfers among the Company and its wholly owned Subsidiaries), (D) make any loans or advances to any Person (other than the Company or any wholly owned Subsidiary and advances to employees in the ordinary course of business) or (E) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(ix) shall not, and shall cause its Subsidiaries not to, (A) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract (other than modification of customer Contracts pursuant to which additional products or services could be provided to the relevant customers), (B) enter into a new Contract that (x) would be a Material Contact (other than with respect to Contracts of the type described in clauses (iv) and (x) of Section 3.12(a)) if in existence as of the date hereof or (y) contains, unless required by applicable Law, a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (C) waive, release, cancel, convey, encumber or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(x) shall not, and shall cause its Subsidiaries not to, settle or compromise (x) any litigation by securities holders against the Company, any of its Subsidiaries or any of their respective directors or officers that relates to the Merger or the other transactions contemplated hereby or (y) any other litigation, audit, claim or Action against the Company or any of its Subsidiaries other than, in the case of this clause (y), settlements or compromises of litigation, audit, claim or Action where the amount paid in settlement or compromise, does not exceed $500,000 in the aggregate and where no equitable relief is imposed on the Company, its Subsidiaries or any of their respective assets;

(xi) shall not merge or consolidate the Company or any of its Subsidiaries with any Person (other than the Merger and other than such transactions solely among wholly owned domestic Subsidiaries of the Company that would not result in a material increase in the Tax liability of the Company or its Subsidiaries);

(xii) shall not, and shall cause its Subsidiaries not to, make or agree to make any capital expenditure, capital additions or capital improvements or enter into any agreements providing for any such capital expenditures, capital additions or capital improvements that exceed, in the aggregate, $5,000,000, other than those expenditures set forth in the Company’s 2010 capital expenditure budget made available to the Parent prior to the date hereof;

(xiii) shall not, and shall cause its Subsidiaries not to, grant any Lien on any of its material assets or properties other than Permitted Liens;

(xiv) shall not, and shall cause its Subsidiaries not to, enter into any material new line of business, other than in the ordinary course of business and, provided that such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date hereof; or

(xv) shall not, and shall cause its Subsidiaries not to, agree in writing to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give the Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and the Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’, as applicable, respective operations.

5.2 [RESERVED]

5.3 Information Statement; Merger Consent.

(a) Immediately following the execution and delivery of this Agreement by the parties hereto, the Company shall, in accordance with the DGCL and the Company’s by-laws, take all action necessary to seek and obtain the Stockholder Approval by irrevocable written consent of the Stockholder in the form attached as Exhibit A to the Voting Agreement and any other stockholders of the Company reasonably requested by Parent (the “Merger Consent”) as promptly as practicable. The Company shall comply with the DGCL, the Company’s certificate of incorporation and the Company’s by-laws, the Exchange Act (including Regulation 14C and Schedule 14C promulgated under the Exchange Act) and the rules and regulations of the NYSE in connection with the Merger Consent, including (i) preparing and delivering the Information Statement to the Company’s stockholders as required pursuant to the Exchange Act and Section 5.3(b) and (ii) giving prompt notice of the taking of the actions described in the Merger Consent in accordance with Section 228 of the DGCL to all holders of Common Stock not executing the Merger Consent, together with any additional information required by the DGCL, including a description of the appraisal rights of holders of Common Stock available under Section 262 of the DGCL.

(b) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Information Statement. The Company shall use reasonable best efforts as promptly as practicable (and after consultation with the Parent) to respond to any comments made by the SEC with respect to the Information Statement. The Company will use reasonable best efforts to cause the Information Statement to be mailed to the stockholders of the Company as promptly as practicable after confirmation from the SEC that it has no further comments on the Information Statement (or that the Information Statement is otherwise not to be reviewed by the SEC). The Parent and Merger Sub shall cooperate with the Company in the preparation of the Information Statement. Without limiting the generality of the foregoing, (i) each of the Parent and Merger Sub will furnish to the Company the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement or that is customarily included in information statements prepared in connection with transactions of the type contemplated by this Agreement and (ii) prior to the filing with the SEC, or the mailing to the Company’s stockholders, of the Information Statement, the Company shall provide the Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by the Parent with respect to, the Information Statement. The Company shall notify the Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the Information Statement, and the Company shall provide Parent with a reasonable opportunity to review and comment on any such comments or requests from the SEC or its staff and the Company shall reasonably consider all comments reasonably proposed by the Parent in connection with any filings with the SEC or its staff in response thereto, and if required, the Company shall mail to its stockholders, as promptly as reasonably practicable, such amendment or supplement.

5.4 No Solicitation.

(a) Except as expressly permitted by this Section 5.4, the Company and its Subsidiaries shall, and the Company shall instruct and cause its and its Subsidiaries’ Representatives to, cease immediately any existing discussions or negotiations regarding any Alternative Proposal. With respect to any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with whom such discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any non-public information furnished by or on behalf of the Company.

(b) Subject to Section 5.4(c), the Company and its Subsidiaries will not, and the Company will cause its and its Subsidiaries’ Representatives not to, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with

Section 7.1, directly or indirectly (i) solicit, initiate, knowingly encourage (including by way of furnishing non-public information regarding the Company or any of its Subsidiaries) or facilitate, any inquiries, proposals or offers from any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the Parent and its Subsidiaries) that constitute, or could reasonably be expected to result in, a proposal or offer for, in a single transaction or series of related transactions, (A) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 10% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole), (B) the direct or indirect acquisition of a 10% or greater interest of the outstanding Common Stock or aggregate voting power of the Company or (C) the direct or indirect acquisition of 10% or more of the consolidated assets or assets representing 10% or more of the consolidated revenues (including, in each case, securities of the Company’s Subsidiaries) of the Company and its Subsidiaries (each, an “Alternative Proposal”), or (ii) engage or participate in any discussions (other than to state that they are not permitted to have discussions and to refer to this Agreement) or negotiations (including by way of furnishing non-public information regarding the Company or any of its Subsidiaries) relating to, or which would reasonably be likely to lead to, any Alternative Proposal.

(c) Following the date of this Agreement, if the Board of Directors receives a bona fide written Alternative Proposal within 15 days of the date of this Agreement and if the receipt of such Alternative Proposal did not result from a breach of this Section 5.4 or Section 3.3 of the Voting Agreement (except to the extent such breach was immaterial and unintentional), until the expiration of 30 days after the date hereof (after which time the Company and its Representatives shall cease immediately any action described in clause (A) and (B) below), the Company or its Representatives may, if the Board of Directors determines in good faith (after consultation with its outside counsel and financial advisor) that the Alternative Proposal is, or could reasonably be expected to result in, a Superior Proposal, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal if, but only if, (x) in the case of either of the immediately preceding clauses (A) or (B), the Board of Directors determines in good faith (after consultation with outside counsel) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of the immediately preceding clause (A), the Company receives from such Person an executed confidentiality agreement on terms that are no less favorable to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and such information is furnished to Parent as promptly as reasonably practicable after it has been furnished to such Person to the extent not previously furnished to Parent.

(d) The Company shall promptly (and in any event within 24 hours after receipt), notify the Parent both orally and in writing of the receipt of any Alternative Proposal, any inquiries relating to an Alternative Proposal or any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning an Alternative Proposal. The Company’s notice shall include (i) a copy of any Alternative Proposal made in writing and other written materials provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of such Alternative Proposal, inquiry or request, including the identity of the Person or group of Persons making the Alternative

Proposal, inquiry or request. The Company shall keep Parent reasonably informed on a current basis of the status or developments regarding any Alternative Proposal, inquiry or request. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information to Parent.

(e) Except as set forth herein, the Board of Directors (or any committee thereof) will not (i) (A) change, qualify, withdraw or modify, or publicly propose to change, withdraw, modify or qualify, in a manner adverse to the Parent, the Board Recommendation, (B) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Alternative Proposal or (C) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Alternative Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within 10 Business Days after commencement thereof, (ii) terminate, amend, waive, or exempt any Person or group from, the restrictions contained in any standstill agreements or any Takeover Laws or otherwise cause any such restrictions therein not to apply (other than to the extent the Board of Directors determines in good faith, after consultation with outside counsel, that the failure to take any of such actions under this clause (ii) would be inconsistent with the directors’ fiduciary duties under applicable Law and is necessary to facilitate an Alternative Proposal in compliance with Section 5.4(c)), (iii) approve, authorize or permit or allow the Company or any of its Subsidiaries to enter into any letter of intent, merger or acquisition agreement or any similar agreement or understanding with respect to any Alternative Proposal (other than an Acceptable Confidentiality Agreement permitted under Section 5.4(c)) (each of the foregoing, an “Alternative Proposal Agreement”) or (iv) resolve, propose or agree to any of the foregoing; provided, however, if (x) the Board of Directors determines in good faith, after consultation with outside counsel and its financial advisors, that a bona fide written Alternative Proposal received by the Company in compliance with Section 5.4(c) constitutes a Superior Proposal and (y) the Company and its Subsidiaries have complied in all material respects with this Section 5.4 and the Stockholder Parent (as defined in the Voting Agreement) has complied in all material respects with Section 3.3 of the Voting Agreement, prior to 30 days after the date of this Agreement, then the Board of Directors may allow the Company or any of its Subsidiaries to enter into any Alternative Proposal Agreement with respect to such Superior Proposal and thereafter effect any transaction contemplated by such Superior Proposal; provided, further, however, that the Board of Directors may only take the actions described in the immediately preceding proviso if at such time the Company is permitted to terminate, and terminates, this Agreement pursuant to Section 7.1(d) concurrently with entering into such Alternative Proposal Agreement and pays the Company Termination Fee in compliance with Section 7.2(a)(ii) and if:

(i) the Company shall have provided prior written notice to Parent and Merger Sub, at least four days in advance, of its or the Board of Director’s intention to take such actions, which notice shall specify the material terms of the Alternative Proposal received by the Company that constitutes a Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the party making the Alternative Proposal;

(ii) after providing such notice and prior to taking such actions, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such four-day period to make such adjustments in the terms and conditions of this Agreement and the Financing Commitments as would permit the Company or the Board of Directors not to take such actions; and

(iii) the Board of Directors shall have considered in good faith any changes to this Agreement and the Financing Commitments that may be offered in writing by Parent by 5:00 PM Eastern Time on the fourth day of such four-day period in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith after consultation with outside counsel and its financial advisors that the Alternative Proposal received by the Company would continue to constitute, or would result in, a Superior Proposal if such changes offered in writing by Parent were given effect.

In the event of any material revisions to the Superior Proposal (it being agreed that material revisions shall include any change in the purchase price, form of consideration, transaction timing, transaction financing or transaction structure for such Superior Proposal), the Company shall be required to deliver a new written notice to Parent pursuant to the foregoing clause (i) and to comply again with the requirements of this Section 5.4(e) with respect to such new written notice, except that the deadline for such new written notice and the corresponding negotiation period shall be reduced to two days.

(f) Nothing contained in this Section 5.4 will prohibit the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) if, in the good faith judgment of the Board of Directors, failure to make such disclosure would be inconsistent with its obligations under applicable Law; provided, however, that neither the Board of Directors nor any committee thereof shall recommend that the stockholders of the Company tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Alternative Proposal) unless the applicable requirements of Section 5.4(e) shall have been satisfied.

(g) As used in this Agreement, “Superior Proposal” shall mean a bona fide written Alternative Proposal that the Board of Directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and the Company’s outside counsel, is more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all of the terms and conditions of such Alternative Proposal (including the likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by the Parent to the Company in writing in response to such Alternative Proposal or otherwise); provided that for purposes of the definition of “Superior Proposal”, the references to “10%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

5.5 Regulatory Matters and Approvals.

(a) Each of the Parent, Merger Sub and the Company shall, as promptly as reasonably practicable following the execution of this Agreement and before the expiration of any relevant legal deadline, make or cause to be made all premerger notification filings required of each of them and or any of their respective Affiliates including (i) to the United States Federal Trade Commission and the United States Department of Justice, the notification and report form required under the HSR Act (which form shall be filed no later than ten Business Days after the date hereof, unless the parties mutually agree to extend the deadline), (ii) to the European Commission, the filing of a merger notification in accordance with the ECMR (which filing shall be made as promptly as reasonably practicable after the date hereof, unless the parties mutually agree to extend the deadline), (iii) to the competent authority of any member state of the European Union to which any of the transactions contemplated hereby are referred pursuant to Article 9 of the ECMR (which filing shall be made as promptly as reasonably practicable after the date of such referral, unless the parties mutually agree to extend the deadline), and (iv) to the appropriate Governmental Entities, filings under any Other Antitrust Laws as identified in Section 5.5 of the Disclosure Schedule (which filings shall be made as reasonably promptly as practicable after the date hereof, unless the parties mutually agree to extend the deadline).

(b) Each of the Parent, Merger Sub and the Company shall use its respective reasonable best efforts to obtain promptly any clearance required under the HSR Act, any Other Antitrust Laws and any other applicable Laws for the consummation of the transactions contemplated by this Agreement and, to the extent permitted by Law, shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Entity and shall comply promptly with any such inquiry or request. The Company and the Parent shall not take, and shall cause their respective Affiliates not to take, any action with the intention to or that could reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval or early termination of any required waiting period by or from any Governmental Entity under the HSR Act, any Other Antitrust Laws or other applicable Laws.

(c) Notwithstanding anything herein to the contrary, the Parent shall take any and all action reasonably necessary (i) to avoid the entry or enactment of any permanent, preliminary or temporary Order under any applicable antitrust or competition Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and (ii) in the event that any permanent, preliminary or temporary Order under any applicable antitrust or competition Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened Order under any applicable antitrust or competition Law so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement. Without limiting the generality of the foregoing, such action by the Parent shall include: (x) selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of, assets, categories of assets or businesses of the Company or the Parent or their respective Subsidiaries, (y) terminating existing relationships, contractual rights or obligations of the Company or the Parent or their respective Subsidiaries, (z) terminating any venture or other arrangement, (xx) creating any relationship, contractual rights or obligations of the Company or the Parent or their respective Subsidiaries or (yy) effectuating any divestiture, or other structural or conduct modification relating to the business of the Company or the Parent or their respective Subsidiaries. The Company shall take, and cause its Subsidiaries to take, such of the foregoing actions as Parent may request; provided, however, that any such action is conditioned upon the consummation of the Merger. Alternatively, at the request of the Company, the Parent and its Subsidiaries shall be obligated to contest until it becomes final and nonappealable, administratively or in court, any ruling, Order or other action of any Governmental Entity or any other Person challenging the transactions contemplated by this Agreement.

(d) Each of the Parent and the Company agrees to instruct its respective counsel to cooperate with each other and use their respective reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act, any Other Antitrust Laws and any other applicable Laws at the earliest practicable dates. Said reasonable best efforts and cooperation include, but are not limited to, counsel’s undertaking (to the extent permitted by applicable Law and in each case regarding the transactions contemplated by this Agreement and without waiving attorney-client or any other applicable privilege) to (i) furnish to each other’s counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, any Other Antitrust Laws and any other applicable Laws, (ii) permit the other party’s counsel to review and incorporate such other party’s counsel’s reasonable comments in any filings or other communication given by it to any Governmental Entity or in connection with any proceeding by a private party related to antitrust or competition Laws with any other Person, and (iii) permit the other party’s counsel to review attachments and appendices to filings and any other submissions necessary under the HSR Act, any Other Antitrust Laws and any other applicable Laws including but not limited to documents required under Item 4(c) of the HSR notification form and Section 5.4 of the Form CO. None of the Parent, the Company nor any of their respective Affiliates or counsel shall independently contact any Governmental Entity or participate in any meeting or discussion (or any other communication by any means ) with any Governmental Entity in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Parent and its Affiliates, the Company, and in the case of the Company and its Affiliates, the Parent, where practicable, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Entity, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate at the meeting or discussion (which, at the request of the Parent or the Company, as applicable, shall be limited to outside antitrust counsel only).

(e) Notwithstanding anything herein to the contrary, each of Parent and Merger Sub agree to use its respective best efforts to obtain promptly any clearance required under the HSR Act, any Other Antitrust Laws and any other applicable Laws for the consummation of the transactions contemplated by this Agreement if such clearance is not received by the later of (i) the date that is 120 days following the date hereof or (ii) the date on which all of the conditions set forth in Sections 6.1, 6.2 and 6.3 have been satisfied (other than those conditions that by their nature are to satisfied by actions taken at the Closing).

5.6 Press Releases and Public Announcement. None of the Parent, Merger Sub or the Company will issue any press release or make any public announcement relating to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written approval of, in the case of the Parent and Merger Sub, the Company, and in the case of the Company, the Parent; provided, that each party may issue any such press release or make such public announcement it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other parties regarding any such press release or other announcement prior to making any such disclosure.

5.7 Access to Information.

(a) Subject to applicable Law, during the period commencing on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, the Company will, and will cause each of its Subsidiaries to, upon reasonable prior written notice of the Parent, permit the Parent and its Representatives and Financing Sources to have (at the Parent’s expense) reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and each of its Subsidiaries, to the officers and senior management, the premises, agents, customers, suppliers, books, records, and Contracts of or pertaining to the Company and any of its Subsidiaries as the Parent may reasonably request in writing; provided, however, that the Parent will not have access to (i) individual performance or evaluation records or medical histories, (ii) information that is subject to attorney-client privilege or other privilege, or (iii) information that in the opinion of the Company would result in a breach of a Contract to which the Company or any of its Subsidiaries are bound, or (vi) information related to the Company’s sale process; provided, further, that such access will comply with all applicable Laws and all applicable real property leases regarding the premises and shall not include any intrusive testing or environmental sampling of any kind; provided, further, however, that no such access shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that the Parent shall not discuss any proposed employment arrangements or equity investments in the Parent with the officers and senior management of the Company until after the 15th day from the date hereof; provided, further, that if (i) the Board of Directors receives a bona fide written Alternative Proposal within 15 days of the date of this Agreement and (ii) the Person making such Alternative Proposal agrees to be bound by the same obligations by which the Parent is bound under this proviso and the immediately preceding proviso, then the Parent shall not discuss any proposed employment arrangements or equity investments in the Parent with the officers and senior management of the Company until the earlier of (x) the termination or withdrawal of such Alternative Proposal or (y) the 31st day from the date hereof.

(b) The Company will give prompt written notice to the Parent of any event that would reasonably be expected to give rise to, individually or in the aggregate, a Material Adverse Effect. The Parent and Merger Sub will give prompt written notice to the Company of any event that would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement. Each of the Company, the Parent and Merger Sub will give prompt written notice to the other parties of (i) any facts relating to such party which would make it necessary or advisable to amend the Information Statement in order to make the statements therein not misleading or to comply with applicable Law, (ii) any notice or other communication received by such party from any Governmental Entity or other Person in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transaction contemplated hereby and (iii) any Actions commenced or, to the knowledge of such party, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby. The delivery of any notice pursuant to this Section 5.7(b) will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

(c) Each of the Parent and Merger Sub will, and will cause their respective Representatives to, hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to the Parent, Merger Sub or their respective Representatives in connection with the transactions contemplated by this Agreement in accordance with (i) the letter agreement, dated January 22, 2010, between the Company and Silver Lake Management Company III, L.L.C. and (ii) the letter agreement, dated January 11, 2010, between the Company and Warburg Pincus LLC (collectively, the “Non-Disclosure Agreements”), which Non-Disclosure Agreements shall remain in full force and effect in accordance with their respective terms.

5.8 Employee Matters.

(a) Until the first anniversary of the Effective Time (the “Benefits Continuation Period”), the Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for those employees of the Company and its Subsidiaries who continue as employees of the Parent, the Surviving Corporation or any of their respective Subsidiaries during the Benefits Continuation Period (the “Company Employees”), (i) at least the same level of base salary or wages (as applicable) and aggregate annual cash incentive bonus and commission opportunities and (ii) employee benefits that are no less favorable in the aggregate than those provided as of the date hereof by the Company or the applicable Subsidiary or Affiliate of the Company to such Company Employees pursuant to the Company Benefit Plans and the Affiliate Benefit Plans (excluding, for purposes of currently provided benefits, any equity or equity-based compensation, defined benefit pension benefits, retiree medical benefits or transaction or retention bonuses). Without limiting the generality of the foregoing, the Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, severance and any similar benefits to Company Employees that are no less favorable than the severance and similar benefits currently provided under the Company Benefit Plans and the Affiliate Benefit Plans for the Benefit Continuation Period, including by recognizing all service recognized for such purposes under the applicable Company Benefit Plan.

(b) For purposes of determining eligibility to participate, vesting and entitlement to benefits, where length of service is relevant under any benefit plan or arrangement of the Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to any Company Employee after the Effective Time (collectively, the “New Plans”), the employees (including officers) of the Company and its Subsidiaries shall receive service credit for service with the Company and its Subsidiaries (and any respective predecessors) to the same extent such service credit was granted under the Company Benefit Plans or Affiliate Benefit Plans, except to the extent any such service credit would result in the duplication of benefits. In addition and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under a Company Benefit Plan or Affiliate Benefit Plan in which such Company Employee participated immediately before the Effective Time (collectively, the “Old Plans”) and (B) such Company Employee has satisfied all waiting time and other eligibility requirements under the Old Plan being replaced by the New Plan; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Parent shall cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents to the extent such conditions were inapplicable or waived under the comparable Old Plan and (y) any expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, the Surviving Corporation shall, and shall cause its Subsidiaries to, honor in accordance with their terms all employment, severance and termination plans and agreements (including change in control provisions) with employees or independent contractors of the Company and its Subsidiaries.

(d) From and after the Effective Time, the Parent shall, and shall cause the Surviving Corporation to, perform its obligations under the UK Pension Agreements, and shall provide or cause there to be provided to the Surviving Corporation any funds required by the Surviving Corporation or any Subsidiary of the Surviving Corporation to comply with its obligations thereunder.

(e) Solely for the purpose of this Section 5.8, “Affiliate Benefit Plans” shall mean such Benefit Plans in effect as of the date hereof without giving effect to any amendments, modifications or supplements to such Benefit Plans on or after the date hereof or any new Benefit Plans adopted on or after the date hereof, unless, in each case, the Parent previously has consented in writing to such amendment, modification or supplement or new Benefit Plan. Nothing contained in this Agreement is intended (i) to require the Parent, the Company, the Surviving Corporation or any of their respective Affiliates to establish or maintain any specific Company Benefit Plan or other employee benefit plan or arrangement for any length of time; or (ii) to create or amend any Company Benefit or other employee benefit plan or arrangement.

This Section 5.8 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Company Employee or Company Service Provider, or any other participant in any Company Benefit Plan, Affiliate Benefit Plan or other employee benefit plan or arrangement that may be established or maintained by the Parent, the Company, the Surviving Corporation or any of their respective Affiliates following the Merger, or any beneficiary or trustee thereof. Furthermore, nothing contained in this Agreement, express or implied, is intended to confer upon any Person, any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment.

5.9 Indemnification and Insurance.

(a) The Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement with the Company or any of its Subsidiaries shall survive the Merger and, except as otherwise expressly provided in this Section 5.9, shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the Parent and the Surviving Corporation, subject to compliance with applicable Law, shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or similar organization documents as in effect immediately prior to the date hereof or in any indemnification agreements of the Company or its Subsidiaries set forth on Section 5.9(a) of the Disclosure Schedule with any of their current or former respective directors, officers or employees as in effect immediately prior to the Effective Time, and, subject to compliance with applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, the Parent shall assume, be jointly and severally liable for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b) From and after the Effective Time, each of the Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing, following receipt of any undertakings required by applicable Law), to the same extent that such persons are entitled to indemnification pursuant to the certificate of incorporation and by-laws of the Company as in effect as of the date hereof, each current and former director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Actions, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred in such Indemnified Party’s capacity as a director or officer of the Company or any of its Subsidiaries or in such Indemnified Party’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company, before the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company), including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. In the event of any such Action, the Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such Action.

(c) The Parent shall obtain prior to the Effective Time fully-paid six-year “tail” insurance policies (the “D&O Tail”) with respect to directors’ and officers’ liability insurance of the type and with the amount of coverage as set forth on Section 5.9(c) of the Disclosure Schedule, subject to any limitations set forth therein, with respect to the directors and officers of the Company and its Subsidiaries and with such other terms as are no less favorable in the aggregate than those in the directors’ and officers’ liability insurance policies maintained by or on behalf of the Company as of the date hereof and with respect to which complete and correct copies have been made available to the Parent prior to the date hereof. Prior to purchasing the D&O Tail, the Parent shall allow the existing directors of the Company to review the terms of the D&O Tail and will consider, without obligation, comments such directors may have in respect thereof. The Parent shall maintain the D&O Tail in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 5.9(c).

(d) To the fullest extent permitted by applicable Law, the Parent shall, or shall cause the Surviving Corporation to, pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the certificates of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 5.9.

(f) In the event the Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or

(ii) transfers all or substantially all of its properties and assets to any person, in each case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

5.10 Takeover Laws. If any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity is or may become applicable to the Merger, the parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Merger.

5.11 Financing.

(a) Each of the Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Financing Commitments if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing unless the Equity Financing is increased by a corresponding amount) or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (III) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto, and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Commitments (provided that the Parent and Merger Sub may amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date hereof), including using its reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to the Parent and Merger Sub to obtaining the Debt Financing at the Closing set forth therein that are within its control, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment (and provide copies thereof to the Company) and (iv) upon satisfaction of the conditions set forth in the Financing Commitments, consummate the Financing at or prior to the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, the Parent shall promptly notify the Company and shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms and conditions no less favorable to the Parent and Merger Sub and in an amount sufficient to consummate the transactions contemplated hereby promptly following the occurrence of such event. The Parent shall promptly deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide the Parent and Merger Sub with any portion of the Financing. The Parent and Merger Sub shall use their reasonable best efforts to cause the Financing Sources providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated by this Agreement if all conditions set forth in the Debt Financing Commitment have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing has not been consummated, and (y) all conditions set forth in Article VI hereof have been satisfied or waived (other than the conditions set forth in Sections 6.2(c) and 6.3(c) but subject to the satisfaction of such conditions) and the Closing is required to occur pursuant to Section 1.2, each of the Parent and Merger Sub shall cause the proceeds of the bridge facility contemplated by the Debt Financing Commitment to be used to cause the Closing to occur. For purposes of this Section 5.11 and Section 4.4, references to “Financing” and “Debt Financing” shall include the financing contemplated by the Financing Commitments as permitted by this Section 5.11 to be amended, modified or replaced and references to “Financing Commitments” shall include such documents as permitted by this Section 5.11 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(b) Prior to the Closing, the Company and its Subsidiaries shall provide to the Parent and Merger Sub, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Company and its Subsidiaries to provide to the Parent and Merger Sub, all cooperation that is reasonably requested by the Parent in connection with the Financing, including: (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective Financing Sources, investors and ratings agencies, and reasonably cooperating with the marketing efforts of the Parent and Merger Sub and their Financing Sources, in each case in connection with the Financing; (ii) furnishing the Parent, Merger Sub and their Financing Sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by the Parent, including all financial statements and financial and other data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act (including pro forma financial information), and other documents required to satisfy any customary negative assurance opinion, to consummate the Financings at the time the Financings are to be consummated, including all information and data necessary to satisfy the conditions set forth in paragraphs 5, 6 and 9 of Exhibit D of the Debt Financing Commitment (information and data required to be delivered pursuant to this clause (ii) being referred to as the “Required Financial Information”); (iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; (iv) executing and delivering any necessary pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by the Parent; (v) obtaining a certificate of the chief financial officer of the Company with respect to solvency matters to the extent required by the Financing Sources, customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to the Debt Financing; (vi) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance at the expense of and as reasonably requested by the Parent on behalf of the Financing Sources; (vii) taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of such Debt Financing and to permit the proceeds thereof to be made available to the Company, including entering into one or more credit agreements, indentures and/or other instruments on terms satisfactory to the Parent in connection with such Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrence by the Company is contemplated in the Debt Financing Commitment; and (viii) providing unaudited consolidated monthly financial statements of the Company (excluding footnotes) consisting of a balance sheet, income statement and statement of cash flows to the extent the Company customarily prepares such financial statements; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company; and provided, further, that the Company shall not be required to enter into or perform under any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to or simultaneous with the Effective Time. The Company shall not be required to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. The Parent shall indemnify and hold harmless the Company and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including actions taken at the request of the Parent in accordance with this Section 5.11) and any information (other than information furnished by or on behalf of the Company or its Subsidiaries) utilized in connection therewith. The Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company in connection with such cooperation. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing contemplated by the Debt Financing Commitment; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries.

5.12 Resignation of Directors. At the Closing, the Company shall deliver to the Parent evidence reasonably satisfactory to the Parent of the resignation of all directors of the Company effective at the Effective Time.

5.13 Delisting. The Surviving Corporation will use its commercially reasonable efforts to cause the shares of Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

5.14 Section 16 Matters. Prior to the Effective Time, the Company will take all such steps as may be reasonably necessary or advisable hereto to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

5.15 Taking of Necessary Action; Further Action. Subject to the terms and conditions of this Agreement, each of the Company, the Parent, Merger Sub and the Surviving Corporation

will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as practicable. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all the assets, properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take all such lawful and necessary action. Without limiting the generality of the foregoing, the Parent and the Company shall use (and the Company shall cause its Subsidiaries to use) their commercially reasonable efforts to request and obtain all consents and approvals required with respect to the consummation of the transactions contemplated by this Agreement, including the consents and approvals referred to in Section 3.4 (or the Disclosure Schedule), provided, however, that (i) no party shall be obligated to pay any consideration to any third party from whom consent or approval is requested, (ii) the consent of the Parent shall be required with respect to any amendment or modification to any Contract in connection with obtaining any such consent or approval that is adverse in any material respect to the Parent, Merger Sub, the Company or any of its Subsidiaries and (iii) the parties acknowledge that the receipt of such consents pursuant to this Section 5.15 shall not be deemed a condition to any party’s obligation to effect the Merger, except to the extent specifically set forth in Article VI.

5.16 Tax Certificate. The Company shall deliver to the Parent, on or before (but no more than 20 days prior to) the Closing Date, in a form reasonably satisfactory to the Parent, a statement in accordance with Treasury Regulation Sections 1.1445–2(c)(3) and 1.897-2(h) certifying that the shares of Common Stock and the Common Stock Options are not “United States real property interests” for purposes of Sections 897 and 1445 of the Code, together with a notice to the Internal Revenue Service, in a form reasonably satisfactory to the Parent, that satisfies the requirements of Treasury Regulations Section 1.897-2(h)(2).

5.17 Existing Letters of Credit.

(a) At, or as promptly as reasonably practicable following the Effective Time (and in any event within five Business Days thereof), the Parent shall cause the Surviving Corporation to post or cause to be posted a replacement letter of credit to replace each Existing Letter of Credit (to the extent still outstanding as of the Effective Time). Prior to the Closing, the Company shall cooperate with the Parent in good faith to assist in and arrange for such replacement letters of credit to be posted as promptly as reasonably practicable.

(b) Until all of the Existing Letters of Credit are fully released and discharged following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold the Stockholder (or its Affiliates, if applicable) harmless from and against, and pay and reimburse the Stockholder (or its Affiliates, if applicable) for any reasonable out-of-pocket expenses that the Stockholder may incur as a result of being required to make any payment under the Existing Letters of Credit after the Closing Date as a result of the failure of the Stockholder (or its Affiliates, as applicable) to be fully released from the Existing Letters of Credit.

(c) The provisions of this Section 5.17 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, the Stockholder, which is an intended third-party beneficiary of this Section 5.17.

5.18 Termination of Agreements with the Stockholder and its Affiliates. Immediately prior to the Effective Time, the Company shall, at the request of the Parent, execute an agreement in a form reasonably acceptable to the parties terminating all Contracts between the Company or any of its Subsidiaries, on the one hand, and the Stockholder Parent and any of its other Affiliates, on the other hand (except for the Ancillary Agreements and such other Contracts identified on Section 5.18 of the Disclosure Schedule), and the Company and its Subsidiaries shall not be required to pay any termination or similar fee or make any other payment or incur any other liability to the other parties to such Contracts in connection therewith.

5.19 Cash and Marketable Securities. To the extent requested by the Parent, the Company and its Subsidiaries shall cooperate in good faith and use their reasonable best efforts, to the extent permitted by Law and subject to the reasonable operational requirements of the Company and its Subsidiaries, to (a) repatriate cash, as requested by the Parent, to the United States and/or to the United Kingdom (including by direct or indirect transfers of cash, dividends or intercompany loans), in as tax- and cost-efficient manner as reasonably practicable, with a view to maximizing the amount of the Company’s cash held in the United States and the United Kingdom on the Closing Date, and (b) sell, in as tax- and cost-efficient manner as reasonably practicable, such amount and type of the marketable securities then owned by the Company and its Subsidiaries, in each case with effect as of a date reasonably proximate to the Closing Date.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by the Parent and the Company) at or prior to the Effective Time of the following conditions:

(a) The Stockholder Approval shall have been obtained. The Information Statement shall have been mailed to the Company’s stockholders and 20 days shall have elapsed.

(b) All applicable waiting periods (and any extensions thereof) under the HSR Act and any Other Antitrust Laws will have expired or otherwise been terminated, and the parties hereto will have received or have been deemed to have received all other necessary pre-closing authorizations, consents and approvals of all Governmental Entities (including under any Other Antitrust Laws and the from the Financial Services Authority in the United Kingdom in respect of the change of controllers of eSignal (Europe) Limited) in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Merger).

(c) No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger will be in effect.

6.2 Conditions to Obligations of the Parent and Merger Sub to Effect the Merger. The respective obligations of the Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver by the Parent) at or prior to the Effective Time of the following conditions:

(a)(i) The representations and warranties of the Company set forth in this Agreement (other than Sections 3.2(a), (b) and (f) and 3.3) will be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained herein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(b) will be true and correct as of the Closing Date as though made as of the Closing Date; provided, that any inaccuracies in the representations and warranties contained in Sections 3.2(a) and 3.2(b) (x) that relate to the Company and do not individually or in the aggregate increase the aggregate amount of consideration payable by the Parent and/or Merger Sub pursuant to Section 2.1 of this Agreement by more than, or (y) that that relate to the Company’s Subsidiaries and do not represent lost value in excess of, individually or in the aggregate, $3,400,000 shall be disregarded, and (iii) the representations and warranties of the Company set forth in Sections 3.2(f) and 3.3 will be true and correct as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time) in all material respects.

(b) The Company will have performed in all material respects all of the covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) The Company shall have delivered to the Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) Since December 31, 2009, there has not been any change, state of facts, event, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Pearson plc, Pearson Services Limited, Pearson Management Services Limited, Pearson Group Pension Trustee Limited, the Company and Interactive Data (Europe) Limited shall have executed and delivered to the Parent a copy of the Pensions Transitional Agreement in the form attached as Exhibit C hereto (the “Pensions Transitional Agreement”), and Pearson Services Limited, Pearson Group Pension Trustee Limited and Interactive Data (Europe) Limited shall have executed and delivered to Parent a copy of the Deed of Cessation of Participation in Respect of the Pearson Group Pension Plan in the form attached as Exhibit D hereto (the “Deed of Cessation”).

6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of each of the Parent and Merger Sub set forth in this Agreement will be true and correct as of the Effective Time (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not materially and adversely affect the ability of the Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The Parent and Merger Sub will have performed in all material respects all of the covenants required to be performed by them under this Agreement at or prior to the Closing Date.

(c) The Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of the Parent and Merger Sub by a duly authorized officer of the Parent, certifying to the effect that the conditions set forth in Sections .3(a) and 6.3(b) have been satisfied.

(d) Concurrently with the Closing, the Parent shall provide, or cause to be provided to, Interactive Data (Europe) Limited sufficient funds to make the deposit into the Escrow Account of £53 million as contemplated by the Pensions Transitional Agreement.

(e) Parent shall have executed and delivered to Pearson plc and the Company a copy of the Pensions Transitional Agreement.

ARTICLE VII

TERMINATION; REMEDIES

7.1 Termination of Agreement. This Agreement may be terminated (notwithstanding receipt of the Stockholder Approval) as follows:

(a) by mutual written consent of the Parent and the Company at any time prior to the Effective Time;

(b) by either the Parent or the Company, if any Governmental Entity will have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action will have become final and nonappealable, provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the party seeking to terminate if such party (or in the case of the Parent, Merger Sub) is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1, 6.2 or 6.3, as applicable;

(c) by either the Parent or the Company, if the Merger does not occur on or before the date that is six months following the date hereof (the “End Date”); provided, however,

that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the party seeking to terminate if the failure of such party (or, in the case of the Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of, or the primary factor that resulted in, the failure of the Effective Time to occur on or before the End Date;

(d) by the Company, prior to the date that is 30 days after the date of this Agreement, in order to enter into an Alternative Proposal Agreement in compliance with Section 5.4 that reflects a Superior Proposal; provided that (i) such Alternative Proposal Agreement did not result from a breach of Section 5.4 or Section 3.3 of the Voting Agreement (except to the extent such breach was immaterial and unintentional) and (ii) the Company has paid the Company Termination Fee prior to or simultaneously with such termination;

(e) by the Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (ii) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and the Parent’s intention to terminate this Agreement if such breach or failure is not cured) from the Parent of such breach or failure; provided, that, that the Parent shall not have a right to terminate this Agreement pursuant to this Section 7.1(e) if it is then in breach of any representations, warranties covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or 6.3;

(f) by the Company, if the Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (ii) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and the Company’s intention to terminate this Agreement if such breach or failure is not cured) from the Company of such breach; provided, that, that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.1(f) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or 6.2;

(g) by the Company, if (i) all of the conditions set forth in Section 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Parent and Merger Sub fail to complete the Closing within three Business Days following the date the Closing should have occurred pursuant to Section 1.2, (iii) the Company irrevocably confirmed in writing that (x) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or will be waived by the Company and (y) it is prepared to consummate the Closing and (iv) the Company stood ready, willing and able to consummate the Closing, during such period; or

(h) by the Parent, if the Stockholder Approval shall not have been obtained by the close of business on the second (2nd) day after the date hereof.

7.2 Certain Remedies.

(a) Company Termination Fee; Expenses.

(i) If (i) this Agreement is terminated pursuant to Section 7.1(c) or 7.1(e), (ii) any Person shall have made a bona fide Alternative Proposal on or after the date hereof but prior to the date that this Agreement is terminated pursuant to Section 7.1 and (iii) within 12 months after the Termination Date, the Company or any of its Affiliates consummates an Alternative Proposal or enters into a definitive agreement with respect to an Alternative Proposal and (x) such Alternative Proposal is consummated or (y) an Alternative Proposal that is not the Alternative Proposal contemplated by such definitive agreement is consummated within 18 months after the Termination Date, then the Company will pay the Parent’s designees an aggregate amount equal to the Company Termination Fee.

(ii) If this Agreement is terminated (x) by the Company pursuant to Section 7.1(d) or (y) by the Parent pursuant to Section 7.1(h), then the Company will pay the Parent’s designees an aggregate amount equal to the Company Termination Fee.

(iii) For the purpose of this Section 7.2(a), all references in the term Alternative Proposal to “10% or more” will be deemed to be references to “more than 50%”.

(iv) The Company Termination Fee will be paid in the aggregate to the Parent’s designees by the Company in immediately available funds (x) in the case of Section 7.2(a)(i) or 7.2(a)(ii)(y), within three Business Days after the date of the event giving rise to the obligation to make such payment and (y) in the case of Section 7.2(a)(ii)(x), prior to or contemporaneously with such termination of this Agreement (and any purported termination pursuant to Section 7.1(d) shall be void and of no force or effect unless the Company shall have made such payment).

(v) As used in this Agreement, “Company Termination Fee” means an amount equal to One Hundred Twenty Million Dollars ($120,000,000).

(b) Parent Termination Fee.

(i) If this Agreement is terminated by the Company pursuant to (x) Section 7.1(f), and at such time the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing and those conditions that the Parent’s or Merger Sub’s breach of this Agreement have caused not to be satisfied), or (y) Section 7.1(g), then the Parent will pay the Company an amount equal to Two Hundred Twenty Five Million Dollars ($225,000,000) (the “Parent Termination Fee”).

(ii) In the event the Parent Termination Fee is payable, such fee will be paid to the Company by the Parent in immediately available funds within three Business Days after the date of the event giving rise to the obligation to make such payment.

(c) Notwithstanding anything to the contrary herein, in the event that any Action is commenced or instituted by the parties hereto in respect of the Parent Termination Fee and/or a claim for specific performance of the Parent’s and Merger Sub’s obligations in accordance with Section 7.4, during the pendency of such Action and, if a court of competent jurisdiction has ordered the Parent to pay the Parent Termination Fee or to consummate the Merger, until 5 Business Days following such order, the Parent may at any time notify the Company in writing that it will consummate the Closing within 10 Business Days following such notice, in which case the Parent shall consummate the Closing and the Company shall not be permitted or entitled to enforce such order for such 10 Business Day period (and, if the Closing is not consummated, the Company shall be entitled to continue to pursue such Action or enforce such order, as applicable).

(d) Each of the parties hereto acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, and that without these agreements, the other party would not enter into this Agreement.

7.3 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or the Parent as provided in Section 7.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than as set forth, and subject to the limitations included, in Section 7.2 or this Section 7.3) on the part of the Parent, Merger Sub or the Company (or any Representative of any such party); provided, however, that the provisions of Sections 5.7(c), 7.2, 7.3, 7.4 and Article VIII will survive any termination hereof; provided, further, however, that subject to the terms of this Section 7.3, nothing in this Section 7.3(a) shall relieve any party of any Liability for any breach by such party of this Agreement prior to the Effective Time.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that the Company Termination Fee is paid to the Parent (or its designees), payment of the Company Termination Fee shall be the sole and exclusive remedy of the Parent, Merger Sub and each of their respective Affiliates against the Company, the Stockholder and any of their former, current and future Affiliates, and each of their respective directors, officers, employees, stockholders, controlling persons or Representatives for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated hereby; and in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For the avoidance of doubt, while the Parent and Merger Sub may pursue a grant of specific performance, payment of the Company Termination Fee (only to the extent expressly permitted by Section 7.2(a)) and any other remedy available to them, under no circumstances shall the Parent be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee.

(c) Notwithstanding anything to the contrary in this Agreement, if the Parent and Merger Sub fail to effect the Closing when required by Section 1.2 for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, (i) except for the right of the Company to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 7.4, the Company’s and its Affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Parent, Merger Sub, the Investors, the Guarantors and any of their respective former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, Financing Sources or assignees (each a “Related Party” and collectively, the “Related Parties”) or any Related Party of any Related Party for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Parent Termination Fee, in each case, only to the extent provided by Section 7.2(b) or pursuant to the Limited Guarantees, as applicable, and (ii) except as provided in the immediately foregoing clause (i), none of the Related Parties or any Related Party of a Related Party will have any Liability to the Company or any of its Affiliates relating to or arising out of this Agreement, any of the Ancillary Agreements, the Limited Guarantees (except, for the avoidance of doubt, for the Guarantors’ obligation under their respective Limited Guarantees, subject to the limitations contained therein), the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. The parties acknowledge and agree that in no event will the Parent be required to pay the Parent Termination Fee on more than one occasion. Upon payment of the Parent Termination Fee, none of the Related Parties or any Related Party of any Related Party shall have any further Liability to the Company or any of its Affiliates relating to or arising out of this Agreement, any of the Ancillary Agreements, the Limited Guarantees, the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Related Parties or any Related Party of any Related Party shall have any further Liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby.

7.4 Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Except as otherwise set forth in this Section 7.4, including the limitations set forth in Section 7.4(b), the parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section

5.11, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent and Parent’s sources of Debt Financing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically the Parent’s right to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in this Sections 7.4(b) or 7.4(c). For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by this Sections 7.4(b) or 7.4(c) and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 7.2(b)), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee.

(c) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to enforce the terms of the Debt Commitment Letter, including by demanding Parent and/or Merger Sub to file one or more lawsuits against the sources of Debt Financing to fully enforce such sources’ obligations thereunder and Parent’s and Merger Sub’s rights thereunder, only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) all of the conditions to the consummation of the financing provided by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 5.11, pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent and Parent’s sources of Debt Financing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(d) Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 7.4. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 7.4.

(e) To the extent any party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 7.3 hereof) when expressly available to such party pursuant to the terms of this

Agreement, the End Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action (it being understood that this Section 7.4(e) shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Commitment (including the expiration or termination provisions thereof)).

ARTICLE VIII

MISCELLANEOUS

8.1 No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than: (a) Sections 5.9, 5.17 and 7.3 (which will be for the benefit of the Persons (including, with respect to Section 7.3, the Financing Sources) set forth therein, and any such Person will have the rights provided for therein); (b) Sections 7.4, 8.7 and 8.14 (which shall be for the benefit of, among others, the Financing Sources, and the Financing Sources, among others, will have the rights provided for therein); (c) this Article VIII in respect of the Sections set forth under the foregoing clauses (a) and (b); and (d) after the Effective Time, the rights of the holders of the Common Stock to receive the Merger Consideration in accordance with the terms and conditions of Article II of this Agreement and the rights of the holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Units to receive the amounts set forth in Article II. Notwithstanding the foregoing, following the Effective Time, any stockholder of Common Stock (or recipient of any award prior to the date hereof under the Company Equity Incentive Plans) shall be entitled to enforce the provisions of Article II to the extent necessary to receive the consideration to which such Person is entitled pursuant to Article II.

8.2 Entire Agreement. This Agreement and the Ancillary Agreements (including the Exhibits and the Schedules hereto and thereto), together with the Non-Disclosure Agreements, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof.

8.3 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of, in the case of assignment by the Parent or Merger Sub, the Company, and, in the case of assignment by the Company, the Parent; provided, however, that Parent or Merger Sub may assign their respective rights, interests or obligations hereunder to any Affiliate of Parent without the consent of the other parties hereto, but no such assignment shall relieve the assigning party of its obligations hereunder.

8.4 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to the Company, to:

Interactive Data Corporation

32 Crosby Drive

Bedford, Massachusetts 01730

Facsimile:           (781) 687-8005

Attention:           Andrea Loew, Esquire

                             Executive Vice President and General Counsel

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Facsimile:           (212) 309-6001

Attention:            Charles E. Engros, Jr.

                             Robert W. Dickey

and

Cleary Gottlieb Steen & Hamilton LLP

1 Liberty Plaza

New York, New York 10006

Facsimile:           (212) 225-3999

Attention:            Ethan A. Klingsberg

                             Matthew P. Salerno

If to the Parent or Merger Sub, to:

c/o Silver Lake Partners

9 West 57th Street, 32nd Floor

New York, NY 10019

Facsimile: (212) 981-3535

Attention: Michael Bingle

and

c/o Warburg Pincus

450 Lexington Avenue, 34th Floor

New York, NY 10017

Facsimile: (212) 878-9351

Attention: James Neary

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Facsimile:            (650) 251-5002

Attention:             Peter S. Malloy

                              Chad Skinner

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction which would require the application of any other State’s laws.

8.7 Waiver of Jury Trial. Each of the parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Financing Commitments or the transactions contemplated hereby and thereby, including the Merger and the Financing. Each of the parties (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) acknowledges that it and the other parties have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.7 and (c) agrees that such waivers and certifications shall extend to the Financing Sources.

8.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

8.9 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the parties intend that the remedies and limitations thereon (including provisions that payment of the Parent Termination Fee or the Company Termination Fee be the exclusive remedy for the recipient thereof and certain Related Parties as provided under Section 7.3, except for the right of the Company to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 7.4) contained in Article VII to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing Commitments or the Limited Guarantees.

8.10 Expenses. Except as otherwise specifically provided in this Agreement, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” means, with respect to any Person, the fees and expenses of legal counsel, investment bankers, brokers, finders, financial advisors, accountants and other advisors (including any representatives of legal counsel, investment bankers, accountants or other advisors) incurred by or on behalf of such Person and its Affiliates prior to the Closing in connection with the preparation, execution and performance of this Agreement and the Ancillary Agreements and the other transactions contemplated hereby and thereby.

8.11 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

8.12 Incorporation of Exhibits and Schedules. The Exhibits and Schedules (including the Disclosure Schedule) identified in this Agreement are incorporated herein by reference and made a part hereof.

8.13 Limited Recourse. Notwithstanding anything in this Agreement to the contrary, the obligations and Liabilities of the Company will be without recourse to any stockholder of the Company or any of such stockholder’s Affiliates, or any of their respective Representatives or agents (in each case, in their capacity as such).

8.14 Exclusive Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d)

agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth in Section 8.5 shall be effective service of process for any suit, action or proceeding brought in any such court. Each of the parties hereto agrees that that the submissions, waivers and agreements in this Section 8.14 shall extend to any action or proceeding that involves any Financing Source.

8.15 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile will be effective as delivery of a manually executed counterpart of this Agreement.

8.16 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized, in the case of the Parent, by its board of directors, in the case of Merger Sub, by its board of directors, and in the case of the Company, by the Board of Directors, at any time before or after the receipt of the Stockholder Approval, but, after receipt of such approval, no amendment will be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parent, Merger Sub and the Company.

8.17 Waiver. At any time prior to the Effective Time, the Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Company or with any conditions to its own obligations. Any agreement on the part of the Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Parent by its duly authorized officer. At any time prior to the Effective Time, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Parent or Merger Sub or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Parent or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

8.18 Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 8.18(a):

“Action” means any litigation, claim, action, arbitration, suit, hearing or proceeding (whether civil, criminal or administrative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person; provided that none of the Parent, Merger Sub or any of the Investors shall be considered Affiliates of any portfolio company in which the Investors or any of their investment fund Affiliates have made a debt or equity investment (and vice versa). For purposes of this definition, “Control” (including the terms “Controlled by” and “under common Control with”) means possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or otherwise.

“Ancillary Agreements” means the Employee Benefits Separation Agreement, the Transition Services Agreement and the UK Pension Agreements.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA), and all (a) deferred compensation or retirement plan or arrangement, (b) defined contribution retirement plan or arrangement, (c) defined benefit retirement plan or arrangement, (d) employee welfare benefit plan or material fringe benefit plan or program, or (e) stock purchase, stock option, severance pay, employment, change-in-control, collective bargaining, vacation pay, company award, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan and other employee benefit plans, agreements, contracts, programs, policies or other arrangements, whether or not subject to ERISA.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Deferred Stock Units” means awards of deferred stock units for Common Stock issued under any of the Company Equity Incentive Plans.

“Company Equity Incentive Plans” means the Amended and Restated 2000 Long-Term Incentive Plan, as amended, the 2009 Long-Term Incentive Plan, as amended, the ESPP, and the SAYE.

“Company-Owned Intellectual Property” means Company-Registered Intellectual Property and all material non-registered Intellectual Property, including any source code, owned by the Company or its Subsidiaries.

“Company Restricted Stock Awards” means awards of restricted stock units to be settled in Common Stock upon vesting and issued under any of the Company Equity Incentive Plans.

“Company Stock Options” means options to purchase Common Stock issued under any of the Company Equity Incentive Plans.

“Contract” means any agreement, contract, commitment, arrangement or understanding.

“Employee Benefits Separation Agreement” means that certain employee benefits separation agreement, dated as of the date hereof, between the Stockholder Parent (as defined therein) and the Company, in the form attached as Exhibit E.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity (whether or not incorporated) that, together with any other entity, is considered under common control and treated as one employer under Sections 414(b) or (c) of the Code.

“ESPP” means the 2001 Employee Stock Purchase Plan, as amended.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Existing Landlords” means, collectively, 90 Broad L.L.C., Walton 10-Ten Po Investors III, L.L.C. and MFA 100 William LLC and each, individually, is an “Existing Landlord”.

“Existing Letters of Credit” means, collectively, (i) letter of credit number 432083 (as amended) in the face amount of $167,794.00 issued by JPMorgan Chase Bank, N.A. in favor of 90 Broad L.L.C., as beneficiary; (ii) letter of credit number 432106 in the face amount of $90,000 issued by JPMorgan Chase Bank, N.A. in favor of Walton 10-Ten Po Investors III, L.L.C., as beneficiary; (iii) letter of credit number CPCS-615314 in the face amount of $512,365.00 issued by JPMorgan Chase Bank, N.A. in favor of MFA 100 William LLC, as beneficiary; and (iv) letter of credit number S0005621 in the face amount of $3,949,174.00 issued by The Bank of New York. in favor of MFA 100 William LLC, as beneficiary; and each, individually, is an “Existing Letter of Credit”.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing Commitment or alternative debt financings in connection with the transactions contemplated hereby, including the parties named in Section 4.4 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal,

state or local government or other non-United States, international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, as amended.

“Intellectual Property” means all worldwide intellectual property rights, including: (i) trade secrets, inventions, discoveries, confidential and proprietary information, technologies, know-how, processes, methods, schematics, R&D information, techniques, technical information, specifications, drawing, methods, technical data, designs, and documentation related to the foregoing; (ii) patents and applications therefor, including all disclosures, continuations and continuations-in-part thereof and patents issuing thereon, along with any reexaminations, reissues and extensions thereof; (iii) trademarks, trade names, trade dress, brand names, corporate names, domain names, trademark registrations, trademark applications, service marks, service mark registrations and service mark applications and other source indicators (whether registered, unregistered or existing at common law, including all goodwill attaching thereto); and (iv) copyrights, copyrightable works, computer software and databases, including copyright registrations, copyright applications and unregistered common law copyrights.

“Knowledge of the Company” or any similar phrase means the actual knowledge of the persons set forth on Section 8.18(a) of the Disclosure Schedule, in each case without obligation of inquiry.

“Law” means any statute, law (including common law), ordinance, rule, code or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, hypothecation, easement, right-of-way or other encumbrance in respect of such property or asset.

“Marketing Period” means the first period of 35 consecutive days after the date hereof throughout which: (A) the Parent and Merger Sub shall have the Required Financial Information that the Company is required to provide to the Parent pursuant to Section 5.11(b); provided, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to the Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless the Parent in good faith reasonably believes the Company has not completed delivery of the Required Financial Information or cannot obtain from the financing sources confirmation that the Required Financial Information has been provided and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating to the extent reasonably possible which Required Financial Information the Company has not delivered), and (B) the conditions set forth in Section 6.1 and Section 6.2 shall be satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 6.1 and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 35 consecutive day period; provided that if the Marketing Period has not been completed on or prior to August 23, 2010, the Marketing Period shall commence no earlier than September 5, 2010; provided, further, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such 35-day period, (i) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the SEC Filings, (ii) (x) the financial statements included in the Required Financial Information that is available to the Parent on the first day of any such 35-consecutive-day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 35-consecutive-day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 35-consecutive-day period, in which case the Marketing Period shall not be deemed to commence until the receipt by the Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 35-consecutive-day period, (iii) the Company shall have publicly announced any intention to restate any material financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the SEC Filings have been amended or the Company has determined that no restatement shall be required, or (iv) the Company shall have been delinquent in filing any Form 10-K or Form 10-Q, in which case the Marketing Period will not be deemed to commence until all such delinquencies have been cured; and provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated.

“Material Adverse Effect” means any change, effect, event or occurrence that (A) has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (B) prevents or materially delays the Company from performing its obligations under this Agreement in any material respect; provided, however, that no change, effect, event or occurrence to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (i) general political, economic, financial, capital market, credit market, financial market or industry-wide conditions; (ii) regulatory changes, changes in Law or changes in GAAP or rules and policies of the Public Company Accounting Oversight Board; (iii) any natural disasters or acts of war, sabotage or terrorism, or an escalation or worsening thereof; (iv) the entry into, announcement or performance of this Agreement and the transactions contemplated hereby (including compliance with the covenants set forth herein (other than Section 5.1(a)) and any action taken or omitted to be taken by the Company at the written request or with the prior written consent of the Parent or Merger Sub), except that this clause (iv) shall not apply in the determination of a breach or violation of the representations and warranties contained in Section 3.4; (v) the fact that the prospective owner of the Company and any of its Subsidiaries is the Parent or any Affiliate of the Parent; (vi) any changes in the price or trading volume of the Common Stock (provided, however, that any change, effect, event or occurrence that caused or contributed to such change in market price or trading volume shall not be excluded); (vii) any failure by the Company to meet projections or forecasts (provided, however, that any change, effect, event or occurrence that caused or contributed to such failure to meet projections or forecasts shall not be excluded); (viii) any loss of, or change in, the relationship of the Company, contractual or otherwise, with its customers, employees or suppliers arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated by this Agreement (other than compliance with Section 5.1(a)) or the announcement of any of the foregoing, except that this clause (viii) shall not apply in the determination of a breach or violation of the representations and warranties contained in Section 3.4; (ix) any change in the Company’s credit rating (provided, however, that any change, effect, event or occurrence that caused or contributed to such change in the Company’s credit rating shall not be excluded); and (x) any breach by the Parent or Merger Sub of this Agreement; provided, further, however, that any change, effect, event or occurrence referred to in the immediately preceding clauses (i), (ii) and (iii) shall be taken into account for purposes of such clause only to the extent such change, effect, event or occurrence does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other companies operating in the industries in which the Company and its Subsidiaries compete.

“Order” means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Other Antitrust Laws” means the antitrust and competition Laws and foreign investment Laws of all jurisdictions other than those of the United States and any other similar applicable Law.

“Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit or franchise of or from any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith through appropriate proceedings, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith, (c) Liens, encroachments, covenants, restrictions and other title imperfections which do not materially interfere with the present or proposed use of the properties or assets they affect, (d) Liens created by or through the Parent or Merger Sub, (e) zoning, building and land use Laws, restrictions and conditions imposed by any Governmental Entity and (f) Liens set forth on Section 8.18(b) of the Disclosure Schedule.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“PGPP” means the Pearson Group Pension Plan.

“Preferred Stock” means the Preferred Stock, par value $0.01 per share, of the Company.

“Replacement Letter of Credit” means a letter of credit with the Merger Sub as applicant, issued by an issuing bank reasonably acceptable to the applicable Existing Landlord in a face amount equal to or greater than the face amount of the applicable Existing Letter of Credit, including any fees and accrued interest expense associated therewith, and with the applicable Existing Landlord as the beneficiary.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person and its Subsidiaries.

“SAYE” means the UK Savings Related Share Option Plan, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests or more than 50% of the ordinary voting power, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, license, alternative or add on minimum, ad valorem, use, property, withholding, excise, production, value added, occupancy and any other taxes, customs, duties, governmental fees or assessments of any nature whatsoever, together with any interest, penalties or additions to tax, imposed by any Governmental Entity.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transition Services Agreement” means that certain transition services agreement, dated as of the date hereof, among the Stockholder Parent (as defined therein), Merger Sub and the Company, in the form attached as Exhibit F.

“UK Pension Agreements” means, collectively, (i) the Pensions Transtional Agreement and (ii) the Deed of Cessation.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted as of the date hereof, and all rules and regulations promulgated thereunder as of the date hereof; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) a reference to “ordinary course” or “ordinary course of business” when used herein will be deemed to mean “ordinary course of business consistent with past practices”, unless otherwise specified; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section
2000 LTIP	Section 3.2(a)
2009 LTIP	Section 3.2(a)
Acceptable Confidentiality Agreement	Section 5.4(c)
Advisers Act	Section 3.20
Advisory Entity	Section 3.20
Affiliate Benefit Plans	Section 3.13(a)
Agreement	Preamble
Alternative Proposal	Section 5.4(b)
Alternative Proposal Agreement	Section 5.4(e)

Term	Section
Benefits Continuation Period	Section 5.8(a)
BI	Section 3.2
Board of Directors	Recitals
Board Recommendation	Section 3.3(b)
Book-Entry Share	Section 2.4(b)
Certificate of Merger	Section 1.3
Certificates	Section 2.4(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code of Ethics	Section 3.20
Common Stock	Section 2.1(a)
Company	Preamble
Company Benefit Plans	Section 3.13(a)
Company Employees	Section 5.8(a)
Company Expenses	Section 7.2(d)
Company Personal Property	Section 3.9
Company-Registered Intellectual Property	Section 3.10(a)
Company Service Provider	Section 5.1(b)(vii)
Company Termination Fee	Section 7.2(a)(v)
Debt Financing	Section 4.4(a)
Debt Financing Commitment	Section 4.4(a)
Deed of Cessation	Section 6.2(e)
DTC	Section 2.4(b)
DTC Payment	Section 2.4(b)
DGCL	Section 1.1
Disclosure Schedule	Article III
Dissenting Shares	Section 2.2(a)
D&O Tail	Section 5.9(c)
ECMR	Section 3.4(b)
Effective Time	Section 1.3
Employee Benefit Plan	Section 3.13(a)
End Date	Section 7.1(c)
Environmental Laws	Section 3.15
Equity Financing	Section 4.4
Equity Financing Commitment	Section 4.4

Term	Section
Equity Incentive Amount	Section 2.1(d)
Escrow Agreement	Section 6.2(e)
Excluded Proposal	Section 7.1(d)
Excluded Shares	Section 2.1(c)
Expenses	Section 8.10
Fairness Opinion	Section 3.3(c)
Financing	Section 4.4(a)
Financing Commitments	Section 4.4(a)
Guarantors	Recitals
Indemnified Party	Section 5.9(b)
Information Statement	Section 3.4(b)
Intellectual Property	Section 3.10(a)
Investor	Section 4.4(b)
Limited Guarantees	Recitals
Material Contract	Section 3.12(a)
Merger	Recitals
Merger Consent	Section 5.3(a)
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Plans	Section 5.8(b)
Non-Disclosure Agreements	Section 5.7(c)
NYSE	Section 3.4(b)
Old Plans	Section 5.8(b)
Option Letter of Transmittal	Section 2.4(d)
Parent	Preamble
Parent Termination Fee	Section 7.2(b)(i)
Paying Agent	Section 2.4(a)
Payment Fund	Section 2.4(a)
PBGC	Section 3.13(d)(iii)
Pensions Transitional Agreement	Section 6.2(e)
Policies	Section 3.16
Related Party	Section 7.3(c)
Required Financial Information	Section 5.11(b)
SEC Filings	Section 3.5(a)
Section 262	Section 2.2(a)

Term	Section
Special Committee	Recitals
Stockholder	Recitals
Stockholder Approval	Section 3.3(a)
Superior Proposal	Section 5.4(g)
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Voting Agreement	Recitals

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

HG INVESTORS LLC

By:	/s/ Mike Bingle
Name: Mike Bingle
Title: Co-President

IGLOO MERGER CORPORATION

By:	/s/ Cary Davis
Name: Cary Davis
Title: Vice-President and Treasurer

INTERACTIVE DATA CORPORATION

By:	/s/ Raymond L. D’Arcy
Name: Raymond L. D’Arcy
Title: President and Chief Executive Officer